July 27, 2022

QuadVantage Technology, Inc.



Up to $5,000,000 of Series CF Nonvoting Preferred Stock

$2.50 per share

This Form C/A ("**Form C**") is being filed to correct a technical filing error that inadvertently excluded the body of the disclosures from the EDGAR filing.

QuadVantage Technology, Inc. ("**QuadVantage**," "**the Company**," "**we**," or "**us**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Series CF Nonvoting Preferred Stock of the Company (the "**Shares**", or "**Series CF Preferred**" or "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once within 48 hours Investors will not be able to cancel for any reason, even if they make a commitment during this period.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO

CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 14.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE

SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) It has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) It has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, annual reports may be found on the Company's website at https://quadvantage.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://invest.quadvantage.com

The date of this Form C/A is July 27, 2022

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. *They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions.* Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Please review the following disclosure related to the projections contained herein.

Assumptions Underlying Projections

The Company projections are based on a number of key assumptions about the market, the performance of its supply chain, product costs, end market pricing, its ability to recruit qualified personnel, the current economic and regulatory environment, its ability to raise funds to support the growth of the Company and the marketing and operational investments it believes it has to make to achieve its projections. Key assumptions that the Company has made include:

1. An assumption that the Company can operate virtually and avoid significant capital investment to support the manufacture and distribution of its products. The Company relies on third party U.S. manufacturing,

warehousing and distribution resources and is reliant on pricing, delivery and quality estimates provided by these partners.

2. Reliance on market statistics and projections provided by Transparency Market Research (www.transparencymarketresearch.com) that provide key information about the Global ACL Reconstruction Market. This information guides the Company's marketing and decision making with respect to deployment of sales resources.

   Based on the key market information that has been provided, the Company estimates that its TAM (Total Addressable Market) in the U.S. and Europe is > $900 Million at planned average selling prices for its re-usable instruments and disposable blades.

3. An assumption that, subject to funding, all sterilization, packaging and manufacturing process verification steps that are remaining can be successfully completed.

4. An assumption that final development and testing of its new fixation product line will lead to new patents and a successful 2024 launch of fixation products in the U.S.

5. An assumption that the Company will focus on the U.S. market only, for the foreseeable future. Although not reflected in its financial projections, the Company expects to seek a partner in Europe to facilitate entry into that market.

6. The market outside of North America and Europe is approximately the same size, based on Transparency Market Research data, however the Company has no current plans to enter the Asian, Latin American or Middle East markets.

7. An assumption that, even without insurance cover, the relative cost of the QuadVantage Instrument Set / procedure will be very cost competitive while delivering better results.

8. An assumption that, given the nature of its products, the Company can implement a direct sales business model wherein it sells its products directly to hospitals, surgery centers, large orthopedic offices and individual practitioners, delivering maximum discounts and bypassing the cost and complexity of selling through traditional distribution partners.

With these key assumptions in mind and a U.S. only focus, the Company believes that by 2025 it can capture a 2.5% share of the U.S. market (≈ 7,600 surgeries out of 306,000 projected to be done in the U.S. in 2025). At this level of market penetration, we believe the Company would be generating a very meaningful EBITDA. Entry into Europe directly or via partnership or earlier introduction of the fixation product line may provide additional upside. In 2025 approximately 960,000 ACL reconstruction surgeries are projected to be done in North America and Europe.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of those respective documents. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should carefully read this entire Form C, including the Exhibits and the matters discussed under the section titled "Risk Factors."

The Company

QuadVantage Technology, Inc. is a Delaware corporation, organized on October 2, 2018.

The Company is located at 6325 Falls of Neuse Rd., Suite 35-122, Raleigh, NC 27615, United States of America.

The Company's website is www.quadvantage.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Company plans to initially conduct business throughout the U.S. and its jurisdictions and will expand into Europe and other regions once it is firmly established in the U.S.

The Offering

See "The Securities Being Offered and Rights of Securities of the Company" on page 42 for more detailed information about the rights and preferences of our capital stock.

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	3,297,551*
Maximum Amount of the Securities Offered	2,000,000*
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,942,602*
Price per Security	$2.50
Minimum Individual Purchase Amount	$500.00+
Offering Deadline	April 30, 2023
Use of Proceeds	See the "Use of Proceeds" on page 28
Voting Rights	The Series CF Preferred is non-voting
Dividends	5% annual accruing dividends
Liquidation Preference	Senior to Common, not participating

Automatic Conversion	When shares of capital stock of the Company become subject to trading, all of the Series CF Nonvoting Preferred Stock will automatically convert into such stock on a one to one basis. All of the Series CF Nonvoting Preferred Stock will also automatically convert into a CF SPV.
Mandatory Redemption	All (but not less than all) of the shares of Series CF Nonvoting Preferred Stock may be (but are not required to be) redeemed by the Company
Transfer Restrictions	In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to transfer restrictions and rights of first refusal benefiting the Company (and its assignees) as set forth in the Bylaws of the Company. Your Subscription Agreement also contains drag-along provisions and a market stand-off agreement.

*The total number of Securities outstanding includes the Intermediary's fee of one percent (1%) of the Securities issued in this Offering. The Company's outstanding Convertible Notes convert to Class A Voting Common Stock immediately prior to any closing that brings the total amount raised under this Offering to $500,000 or greater. The total amount of the Securities outstanding after Offering (if the Target Offering Amount is met) assumes that our Convertible Notes <u>have not</u> been converted. The total amount of securities, if the Maximum Offering Amount is met, assumes the conversion of all the principal and interest accrued through June 30, 2022 on our outstanding Convertible Notes into approximately 635,151 shares of Class A Voting Common Stock. The Target and Maximum Offering Amount Totals also assume that the 281,122 outstanding Class B Options are exercised. Additional shares of Class A Voting Common Stock would be issued for interest that has accrued on our outstanding Convertible Notes between June 30, 2022, and the date of the closing that triggers conversion.

+ The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount.

Commission and Fees

The Offering is being made through the Intermediary's platform. The issuer will pay a fee of three percent (3%) of the amount raised in the Offering. The Intermediary will also be entitled to receive a securities commission equivalent to one percent (1%) of the Securities issued through this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500	$15	$485
Target Offering Amount	$25,000	$750	$24,250
Maximum Offering Amount	$5,000,000	$150,000	$4,850,000

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) In addition to the three percent (3%) fee shown here, the Intermediary will also receive a one-time administrative and compliance due diligence fee payment of $17,500 and a monthly consulting and management maintenance fee of $2,000 for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closings with the Escrow provider. The intermediary will additionally receive transaction fees for Secure Bank-to-Bank Payments of 2%, for credit card payments of 4.5%, and for Express/Digital Wire Transfers of 1%. The Company, which intends to engage in rolling closings after the Target Offering Amount and other conditions are met, will also be charged a $250.00 fee per closing and a $15.00 per investor transaction fee by the Intermediary. Each Investor will be required to pay a $20.00 fee to submit a subscription in this Offering.
(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

The risk factors set forth below are not intended to be all encompassing, please see those risk factors addressed in other sections of this document. Investors should review all forward looking statements contained herein with the understanding that they are not guarantees of future performance and only represent the Company's current view of future events. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Risks Related to the Company's Business and Industry

Expectation of Future Losses; Early Stage Company. The Company was organized in the State of Delaware on October 2, 2018 and is an early stage pre-revenue company. As such, the Company is subject to all of the risks associated with such business enterprises. Since its establishment in 2018, The Company has operated as a development company focused on R&D and testing of its products, establishment of a supply chain and validation of product quality and function. The Company has no sales revenue, has posted net losses since its inception and is projecting that net operating losses will continue at least into 2024 and potentially beyond. The Company's ability to generate revenues and profits will depend on the successful completion of the remaining development tasks and commercialization and marketing of its current and future products. Failure of any of these conditions would adversely affect the Company's financial condition and results of operation.

Need for Additional Funding; Use of Funding; Strategic Business Initiatives. The Company may require substantial additional working capital to support its product development, commercialization, marketing, royalty obligations and other activities. The Company may seek additional funding through collaborative arrangements with strategic partners and/or additional public or private financing, including equity financings. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights than those of the CF holders over the financial resources of the Company. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result. The Company can provide no assurance that additional funding will be available when needed, if at all, or that the Company will be able to secure such funding or, if secured, that it will be on favorable terms. If adequate funds are not available or are not available when needed or on acceptable terms, the Company may be unable to continue the development of its product candidates, which may force the Company to delay or scale back its development and activities or cease operations. The Company may allocate the net proceeds from this Offering and future fundraising activities in ways that you and other stockholders may not approve. In addition, while the Company presently has no agreements or understandings, the Company expects from time to time that it will continue to consider strategic initiatives to develop the Company's business which may include, without limitation, seeking a collaborator or acquirer or out-licensing of the Company's products or technologies, and there can be no assurance that the Company will be successful in those efforts, or that any such events will occur at such times as it currently expects, or at all.

Reliance on Founder and CEO to Provide Short Term Funding. The Company has only 2 employees (the CEO/CFO and Chief Accounting Officer) who are currently deferring cash compensation. Other than debt service, which ranges from $2,000 to $7,000 per month, the Company has no other significant fixed costs. While the current cash burn-rate is relatively small, continued operations and progress towards commercialization of its products is dependent, until additional funds are raised via this Offering or other arrangements, on the continued financial support in the form of cash loans, primarily provided by its founder (Paul L. Burroughs, III) and its CEO (Tom Gutierrez).

Reliance on Key Suppliers to Provide Credit. The Company has also been able to mitigate its short term cash needs and significantly lower its cash burn rate by relying on its key R&D and manufacturing suppliers, some of whom are investors in the Company, to provide extended credit for the services they provide. This debt is reflected in the

Company's Accounts Payable (AP) balances. Continued operations and progress towards commercialization of our products is dependent, until additional funds are raised via this Offering or other arrangements, on our suppliers continuing to provide this type of credit.

Use of Proceeds to Repay Debt. As detailed in the "Uses of Proceeds" section of this document, we intend to use proceeds from this Offering to repay some of the short term funding and credit provided by our founder, CEO/CFO and key suppliers. In addition, we could (but are not obligated to) agree to convert some or all of these outstanding liabilities to capital stock of the Company, which would have a dilutive impact on your ownership of the Company.

Protection of Proprietary Technology; Licensing Risks and Uncertainties. The Company's success will depend in part on its ability to obtain (through licensing or otherwise) and enforce patent and other proprietary rights on the products it is developing and intends to develop and its ability to operate without infringing upon the intellectual property rights of others. In general, the patent and other proprietary rights positions on which medical device companies rely involve complex legal, scientific and factual questions, which can be highly uncertain and costly to defend.

The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the **"License Agreement"**) between the Company and Quadvantage, LLC, a North Carolina limited liability company (**"Licensor"**) controlled by Paul L. Burroughs, III, our founder and Chairman of the Board. Mr. Burroughs owns approximately 62% of the voting shares of the Licensor. The license agreement requires, among other things, that the Company fulfills its obligation to make certain royalty payments equal to 5% of net sales as defined in the agreement. In addition, in the case of an acquisition of the Company, Licensor will be entitled to 5% of the net proceeds from said acquisition (which would be required to be paid prior to any distribution to stockholders). The Company's obligation to pay royalties would terminate once the acquisition payment is made and the acquirer would own all of the licensed patents royalty free. For the avoidance of doubt, Quadvantage, LLC is a separate and independent company from QuadVantage Technology, Inc.

With respect to the Company's trade secrets, the Company makes no representation and there can be no assurance that patent or other proprietary rights underlying such rights will be enforceable or maintainable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company's products based on such rights will not infringe another party's intellectual property. The Company believes that its success, in large part, will depend upon its ability to protect the proprietary technology that it has licensed or may license or develop. Other companies may have or develop similar or superior technologies and products that may not be covered by the Company's intellectual property rights, attempt to duplicate the Company's technologies, or design around the Company's technologies. The Company can make no assurances that it would be able to absorb the financial burden required to defend itself against any infringement suits that may be brought against it alleging infringement by the Company of another's intellectual property rights, or that it would have the financial resources to bring suits against third parties who may infringe upon the Company's intellectual property rights. Further, the Company may be subject to claims that it has wrongfully hired an employee from a competitor or that the Company's employees have wrongfully used or disclosed alleged confidential information or trade secrets of third parties which, if asserted, could present a cost of defense that the Company may not be able to absorb.

Competition. Although the Company believes that the products it is developing will possess competitive advantages, the market in which the Company's products will compete is rapidly developing and highly competitive – this environment will likely continue in the future. Many of the Company's potential competitors have substantially greater financial, research and development, marketing and other resources than the Company. Because of changes that may occur in the industry, no assurances can be made that competitors will not develop products and services with similar capabilities at a lower cost that will compete successfully with the Company.

Lack of Sales and Market Recognition. The Company's ability to finance its operations and to achieve profitability will depend, in part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who are in the market or may enter the market.

Lack of Profits. The Company currently is not and has never been profitable. While the Company has developed a plan that projects potential returns to its investors, management makes no assurances that this financial objective will be achieved, or that it will be achieved at the level or in the period that management currently projects.

Need to Attract and Retain Key Employees. The Company is highly dependent upon the services of its current officers, the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Dependence on Scale Up and Management of Growth. The Company's success will depend on the expansion of its operations and the management of these expanded operations. Failure to achieve any of these goals could have a material adverse effect on the Company's business, financial condition or results of operations.

Reliance Primarily on a Single Market Application. The Company's revenue projections and current business and financial plans are based in large part on the assumption that the Company will be able to further commercialize and scale up its lead product candidate, a minimally invasive Quadriceps Autograft System for reconstructive ACL surgery, successfully and in a timely manner. If the Company is not successful or is significantly delayed in further commercialization and scaling up of its minimally invasive Quadriceps Autograft System as planned, the Company would be forced to rely on the further development of other related product candidates that are in an early stage of development and would require significant investment and time to commercialize. The development of these other product candidates may not occur quickly enough to sustain the Company's operations or could at any time be unsuccessful or otherwise adversely affected by lack of safety, efficacy or other development failures. This could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Doctors' Willingness to Change. Doctors will need to adopt a new methodology if they are to take advantage of the Company's products. There is no guarantee that doctors will choose to begin using the QuadVantage procedure and instruments instead of continuing with the techniques that they already know.

Government Regulations. All aspects of the Company and its products are subject to extensive and rigorous regulation promulgated by agencies at both the federal and state levels. Such agencies and the regulations and statutes promulgated thereunder govern, among other things, the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's anticipated products. Product development and approval within this regulatory framework requires a number of years and involves the expenditure of substantial resources. While the Company believes it will meet all known regulations, sterilization and package integrity testing which is required by the FDA prior to commercialization of Type I Medical devices has not yet been completed by the Company. It is expected that the remaining tests will take approximately 6 months to complete.

Manufacturing and marketing of the products intended to be developed by the Company and its collaborators are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. In particular, other countries have their own FDA-like entities whose requirements the Company must meet before selling products in jurisdictions outside the U.S.

Federal, state and local governments have extensive enforcement powers over the activities of manufacturers and sellers of medical products, including the authority to withdraw product approvals, the taking of actions to seize and prohibit the sale of unapproved or non-complying products, the halting of manufacturing operations, the imposition of civil monetary penalties and the seeking of criminal penalties.

The Company cannot determine what effect changes in regulations or legal interpretations, if and when promulgated, may have on its business in the future. Changes could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and additional testing.. Such changes or new legislation could have a material adverse effect on the Company.

Data Security. Interruptions and breaches of the Company's computer and communications systems and those of the Company's vendors, including computer viruses, "hacking" and "cyber-attacks," could impair the Company's ability to conduct business and communicate internally and with its customers, or result in the theft of trade secrets or other misappropriation of assets, or otherwise compromise privacy of sensitive information belonging to the Company, its customers or other business partners.

Availability of Information. The Company is not currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

Financial Controls. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Absence of Dividends. The Company has never paid dividends and its ability to pay the mandatory dividends, as contemplated in this Offering, to its Class CF Preferred Shareholders or others will depend on the Company's transition to cash positive performance.

Related Party Transactions and Information. There are a significant number of related party transactions and material transactions that Investors should make themselves aware of. Refer to the disclosures that cover Related Party Transactions included in this Form C, starting on page 39.

Projections. The financial and related projections included herein were prepared by the management of the Company and are based upon certain assumptions regarding future events. As the assumptions relate to events which may occur in the future and over which management will have little or no control, there can be no assurance that the assumptions by management will occur. If the assumptions made by management do not occur, the Company may not achieve the projected events or financial performance. Accordingly, these projections should not be interpreted as a guarantee of any kind that the Company will achieve an exit or any projected exit values, or any revenues, expenses, profits and results as stated in the projections. Actual results for any period may be substantially less attractive for the Company than the projections indicate.

Company Valuation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company's valuation estimates for purposes of this Offering have been arrived at by management using a risk adjusted NPV (Net Present Value) assessment of projected future cash flows which the Company believes are based on reasonable assumptions and published EBITDA multiples in the Medical Device industry as set forth below. There has not been a third party validation on the Company's actual or projected valuation. Therefore, the price per share may not represent the fair market value of the Securities being offered.



Mercer Capital's Value Focus: Medtech & Device Industry

Supply Chain Disruptions. The Company relies on supply chains that are complex and subject to disruption, which may adversely affect sourcing, supply and pricing of materials used in the Company's products.

Product Liability and Recall. There are potential product liability risks inherent in the Medical Device industry in the testing, manufacturing, marketing and sale of medical devices and products, and the Company faces inherent risks of product liability as a result. The Company, in the normal course of business, may be subject to substantial claims and liabilities by persons alleging injuries resulting from the use of products developed by the Company. While the Company intends to take, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. The Company intends to maintain general comprehensive and product liability insurance, but there can be no assurance that the coverage limits will be adequate. Such insurance is expensive and may not be available in the future on acceptable terms (if at all). A successful claim brought against the Company in excess of its coverage limits could have a material adverse effect upon the Company. If the Company cannot successfully defend itself against any such liability claims, it may incur substantial liabilities, and even a successful defense would require significant financial and management resources.

Health Care Reform. In recent years the health care industry has undergone, and continues to undergo, fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been and may be considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect such proposal or adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third-party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

Product Reliability, Safety and Effectiveness. Concerns about the quality of products and services the Company is providing can be raised in a subjective manner. The Company expects to develop tools and systems for metric-based measurements of quality and value, but we could be subject to investigations, private claims and lawsuits that could result in declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in the Company's products.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially with respect of those exemptions affording flexibility and the elimination of trading restrictions on securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our valuation and our Offering price have been established internally and are difficult to assess. We have set the price of the Series CF Nonvoting Preferred Stock at $2.50 per share. The Offering price was not established in a competitive market. Valuations for companies at this stage are generally purely speculative. We have not generated revenues so far. Our valuation has not been validated by any independent third party, may decrease precipitously in the future and is well above the valuation cap, established in 2018, being utilized for the conversion of our outstanding Notes. It is a question of whether you, the Investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of common stock, convertible securities or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Company's management has discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors in the Series CF Nonvoting Preferred Stock hereby will be entrusting their funds to the Company's management upon whose judgment and discretion the Investors must depend. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication. The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

Material Changes. Material changes to an offering include but are not limited to: A change in minimum offering amount, change in the security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Bylaws and your Subscription Agreement impose additional transfer restrictions on the Shares.

Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. In addition, all of our equity securities are subject to additional transfer restrictions and rights of first refusal benefiting the Company (and its assignees) as set forth in the Company's Bylaws and additional restrictions (including a customary market standoff and drag-along provisions) are set forth in the Subscription Agreement, set forth in **Exhibit B**, governing the purchase of your Shares. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account for investment purposes and not with a view to resale or distribution thereof. Each Investor should consult with his or her attorney before making an investment.

Our founder has control over all stockholder decisions because he controls a majority of our voting stock. Paul L. Burroughs, III, our founder and Chairman, will be able to exercise voting rights with respect to approximately 73.1% of the voting power of our outstanding capital stock, assuming our Convertible Promissory Notes were converted to Class A shares on June 30, 2022. The Series CF Nonvoting Preferred Stock issued in this Offering will not dilute Dr. Burroughs' voting control because the Series CF Nonvoting Preferred Stock has no voting rights. As a result, our founder has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Your ownership may be significantly diluted as a consequence of subsequent financings. The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time and, as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interest in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in this Offering or any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Future fundraising may affect the rights of Investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company than the rights of the Investors.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

The Securities will be equity interests in the Company and will not constitute indebtedness. As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and, other than the mandatory dividend that accrues on the Shares, distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

We have broad rights to redeem your shares or convert your shares into common stock or equity interests of a Crowdfunding SPV. You should carefully consider the automatic conversion events and mandatory redemption events in our Certificate of Incorporation as well as certain contractual restrictions set forth in the Subscription Agreement, each as described in more detail under "The Securities Being Offered and Rights of Securities of the Company" below, before deciding to invest in Shares.

Lack of Public Market; Illiquidity. There is no public market for the Company's Securities and the Company does not expect that such a market will develop in the near future. The Securities are not and will not be registered under the Securities Act, or any state Blue Sky laws and are being offered and sold in reliance on exemptions from the registration requirements of such laws. The Investor will be required to represent that the Investor is purchasing the Securities for investment and agree to restrictions on transfer of the Securities. The Securities will not be certificated; however, any notice or other evidence of the Securities will bear legends describing such restrictions. You may be unable to liquidate your investment and should be prepared to hold the Securities indefinitely and there can be no assurance that investors will be able to liquidate their investments in case of an emergency or if they otherwise desire to do so.

Tax Issues. The federal and state tax implications of an investment in the Securities are complicated and the Company is not providing any advice to investors regarding such implications. You are urged to seek tax advice from your attorney or other advisors prior to investing in the Securities.

Loss of Investment. Investors should be able to withstand the loss of their entire investment and should understand that such a possibility exists.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity, global and U.S. supply chain and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Series CF Nonvoting Preferred Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Series CF Nonvoting Preferred Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Please refer to Exhibit E for relevant references

QuadVantage Technology, Inc., incorporated in Delaware on October 2, 2018, develops surgical solutions, procedures, instruments and implants that make ACL reconstruction surgery easier to perform and deliver better results in cases where a Quadriceps graft is used as the replacement tendon. The Company's Quadriceps Autograft System equips surgeons with technology that provides a reliable surgical solution that enables a less painful, stronger, less likely to fail, cosmetically superior ACL reconstruction procedure for patients at any age.

The QuadVantage Quadriceps Autograft System makes harvesting of the Quadriceps tendon, which is believed to be superior to other traditional alternatives, possible without adding complexity, requiring increased skill or adding significant cost. The instrumentation the Company provides, coupled with its patented procedures, improves results, minimizes the trauma associated with ACL reconstruction surgery, lowers surgical complexity, reduces the need for narcotics to ease pain and shortens recovery times – a New Gold Standard.

ACL Injuries and Problems with Mainstream Reconstruction Methods

An ACL injury is a tear or sprain of the anterior cruciate ligament (ACL). The ACL ligament is one of the major ligaments in your knee. As society, at all ages, moves to more active lifestyles and participation in sports increases, the incidence of ACL injuries - and the need for better repair solutions - continues to climb. According to data from Transparency Market Research 2021, over 900,000 ACL reconstruction surgeries are expected to be performed in North America and Europe in 2023.

Mainstream ACL reconstruction techniques use Patellar, Hamstring or Allograft (cadaver) tendon grafts as replacements for the ruptured ACL tendon. In some cases, a bone fragment ("plug") is carved out of the kneecap and remains attached to one end of the soft tissue graft that is to be used as the replacement tendon.



While Patellar and Hamstring tendon grafts currently represent the majority of the ACL reconstruction "market", key issues continue to plague patients that undergo these surgeries.

The most common issues relate to short and long term pain, the use of narcotics to manage pain, graft strength/ risk of failure, length of rehabilitation and aesthetics (scarring).

Published studies continue to show that the Quadriceps tendon provides significant advantages to patellar, hamstring and cadaver tendons currently used in ACL reconstruction. The Quadriceps tendon has higher tensile strength and has been shown to have a lower risk of failure. In addition, the Quadriceps tendon regenerates over time.

The Company believes that the surgical complexity associated with harvesting the Quadriceps tendon has prevented it from becoming a widely performed procedure in spite of its obvious benefits. Use of the Quadriceps tendon in ACL reconstruction surgery has generally remained the purview of high end specialists who perform the procedure by hand. However, as the evidence grows, the Company believes, based on feedback it has received from surgeons, that the market is predisposed to adopt the quad tendon solution – QuadVantage addresses the complexity issue by providing surgeons with a reliable method and set of instrumentation that limits the amount of guesswork and manually guided (specialist) steps the surgeon has to take.

The QuadVantage Solution

The QuadVantage solution includes a minimally invasive procedure, protected by patents granted in the U.S., and a set of patented (refer to Intellectual Property section of this Form C) re-usable and recyclable instruments that facilitate harvesting a Quadriceps tendon graft, with or without a patellar bone segment ("bone plug"). The reusable instruments are intended for multiple years of use and currently include:

1. A Set of EZ Bone Saw Guides: Used to ensure an accurately measured, consistently shaped bone plug as required for each case. Devices provide measurement support for 8mm, 9mm, 10mm and 11mm bone plugs and take the guesswork out of positioning, sizing, shaping and harvesting a bone plug from the knee cap. Typically, sizing and shaping of the bone plug is done without the benefit of a guide – which can lead to too small, too large or misshapen bone plugs. European patent pending. U.S. patent 11,376,022 was granted on July 5th, 2022.



2. A re-usable, variable width, double scalpel – the VeriBlade™: Used to initiate harvesting of the Quadriceps tendon and to pre-shape the width of the graft along its intended length. If done by hand, it is very difficult to maintain parallel edges along the full length of the graft and sections of the graft may be too narrow or too wide. This device uses standard scalpels (not shown) available in any surgery center. U.S. and European patent(s) pending.



3. A re-usable Graft Harvester: Used to carve a section of the Quadriceps tendon from the upper leg without the need for an additional incision once the bone plug has been harvested and the work to pre-shape the width of the graft has been completed. The Graft Harvesting Knife utilizes different sizes of disposable blades, provided by QuadVantage, that allow customization of the size of the graft to the patients' needs. U.S. and European patent(s) pending.



Two form factors – Adult and Tendon Only/Pediatric
Instruments are shown here without disposable Blades

4. A re-usable Graft Extractor: Used to sever the graft from the Quadriceps, at the far end (away from the kneecap/ under the skin), without the need for an additional incision. The device ensures a clean square cut that maximizes the length of the graft. U.S. and European patent(s) pending.



Disposable Blade

The Company will sell proprietary disposable and recyclable surgical blades that mate with the re-usable instruments. Disposable blades will be specialized by size and application (Pediatric, Tendon Only and procedures where a bone plug is taken). U.S. and European patent(s) pending. (not all Blades shown)



Extractor Blade

We believe that there are currently no other competitors in the market that provide the type of comprehensive solution for harvesting of the Quadriceps tendon for ACL reconstruction that QuadVantage will offer. In addition, the Company expects that the cost per case of its full Quadriceps surgical solution will be the lowest in the industry.

We are also developing a fixation device (used to secure the graft into position inside the knee joint) that we expect will further differentiate the Company's ACL reconstruction product line. The Company expects the new fixation device to provide significant advantages over devices currently on the market that are used in applications where traditional bone plug / screw solutions do not work. The fixation product line is in the early stages of development and testing and is not expected to be available to market until late 2024 (assuming development and testing proceed on target). In order to protect the Company's competitive advantage while this fixation device's patent protection is pending, details provided herein are limited for competitive reasons.

Intellectual Property

Our product(s) and surgical methods have been proven in over 100 clinical cases performed under the supervision of our founder, Dr. Burroughs, and his team. The results have been excellent. Our fourth generation of products, enhanced at each stage to incorporate learnings from actual cases and feedback from unaffiliated surgeons, are now in sample production – we expect to receive our first shipment of fourth generation product in July. A strong intellectual property portfolio has been built. The patents, which cover both the design and utility of the instruments include method patents that, we believe, will make copying difficult. The list below provides an overview of the Company's core intellectual property:

Official Number	Marketing Name	Status	Notes
112023028474-9-BR 342973-MX	V-Blade Harvestor	2 Granted Brazil, Mexico	Subject to Quadvantage LLC license
9107700-US	Harvesting Procedure	Granted US	Subject to Quadvantage LLC license
8,894,675 - US	Graft Extractor	Granted US	Subject to Quadvantage LLC license
8,894,676 - US	Graft Extractor	Granted US	Subject to Quadvantage LLC license
9,044,260 -US	Extractor Procedure	Granted US	Subject to Quadvantage LLC license
16/515,859; PCT/US200/042482; EP20753578.2	EZ Bone Cutting Guide	Pending Europe, Granted US	Not subject to licensing
17/323,736; PCTUS2022/072118	T-Blade Cutter Disposable Blade(s)	Pending US/Europe	Not subject to licensing
17/486,257	VeriBlade	Pending US/Europe	Not subject to licensing
63/364,202	Fixation Anchor	Filed	Not subject to licensing

Note: QuadVantage Technology, Inc. (the Company) is not the same entity as Quadvantage, LLC (the Licensor). Quadvantage, LLC licenses certain intellectual property to QuadVantage Technology, Inc. pursuant to the License Agreement.

Please see page 40 for a discussion of the Quadvantage, LLC License.

In addition to the material patents listed above, we have secured the following trademarks:

Country	Application #	Title	Date Registered
United States	88334214	Quadvantage	Pending
Canada	1,994,439	Quadvantage	Pending
Europe	1,496,265	Quadvantage	4/15/2020
United States	88483279	Quadvantage Stylized (logo)	Pending
Canada	1,111,386	Quadvantage Stylized (logo)	10/13/2021
Europe	1,515,139	Quadvantage Stylized (logo)	8/20/2020
United States	88563705	VeriBlade	Pending

Government Regulation

QuadVantage instruments are classified as Class 1 Medical Devices. As shown in the table below, we are required to register our products with the FDA and must meet the FDA's quality and manufacturing requirements. Our products are not subject to pre-market notification or FDA pre-approval prior to launch. Post launch, the Company is subject to on-going FDA audits to ensure compliance with the quality, testing and manufacturing requirements imposed by the agency.

Class-1	Class-2	Class-3
No FDA pre- approval needed Must register device & company on FDA website. Must complete safety testing as prescribed by the FDA and have an adequate Quality system in place. Subject to on-going FDA audits post launch.	**FDA clearance required.** Typically via 510 (K) Premarket notification submission. Subject to on-going FDA audits post launch.	**FDA approval required.** Typically via Premarket (PMA) approval process. Subject to on-going FDA audits post launch.

The FDA requires device testing to be in place (on a self-policing basis / subject to FDA audit) to ensure manufacturing processes and materials do not cause irritation or sensitization issues. Since our instruments are 100% surgical grade stainless steel (passivated in manufacturing), we believe they do not require additional bio-compatibility testing. We do, however, have to justify forgoing the biocompatibility testing prior to commercially launching our products. We feel confident that we will be able to justify our position and will seek sign-off from a qualified regulatory agent before launching our products. Refer to "Use of International Standard ISO10993-1, Biological evaluation of medical devices Part 1: Evaluation and testing within a risk management Process" for additional information.

The FDA requires, pre-product launch, that the manufacturer prove that packaging and sterilization procedures and materials are effective in ensuring and maintaining effective sterilization. The Company expects to meet this requirement by conducting active third party testing of the final product and packaging. We have not yet finalized our packaging design or begun testing to ensure we are in compliance with the FDA's packaging and sterilization requirements. We believe that final packaging design and sterilization testing is a 4 to 6 month effort but are not in a position to initiate this activity until adequate funding has been secured.

The Company believes no further FDA clinical trials or pre-approval submissions are required. Remaining pre-launch activities relate to manufacturing preparedness, sterilization process development and packaging design as required by the FDA. We believe all remaining pre-launch activities are low risk to complete. Once we secure adequate funding, it should take us about 6 months to begin commercialization of our products and surgical solution.

Business Milestones and Commercialization Strategy

The Company's business development timeline and plans are as depicted below:

This timeline is keyed off of the point at which we are able to secure sufficient funds to proceed with the business development actions noted above in the "post funding" column. Any significant delays in raising funds beyond the end of 2022 could cause a non-linear delay in achievement of all of our projections and milestones, loss of key suppliers and a loss of market opportunity.

The Company expects that it will take at least $3 Million in total funding by the end of 2023 to adequately support it through to profitable performance post launch.

The Company plans to focus on the U.S. market and will seek to develop licensees / distribution partners in Europe and Latin America. The Company's financial projections do not include income from licensing products into the European or Latin American markets – this has been left as an upside to mitigate risk.

The Company expects to employ a U.S. based supply chain for all of its products.

In the U.S., QuadVantage will employ a direct key account sales model that will target the highest volume surgery centers and key thought leaders, bypass third party distribution and provide additional savings / discounts to its direct customers.

The Company does not believe that it needs to build an extensive sales team to execute this strategy as the customer base is highly concentrated in its U.S. target market and the procedure is easy to learn

Competition

The primary "competitive challenge / opportunity" will be to convince orthopedic surgeons to move away from Patellar, Hamstring and expensive Allograft (cadaver) reconstruction techniques and adopt Quadriceps grafts as the replacement tendon of choice. We will have significant help in this quest as the evidence builds regarding the advantages of Quadriceps ACL reconstruction. We do not expect to convince the few highly specialized surgeons that work with professional athletes, where cost is no object, to use our technique although some will see value in the instruments themselves.

Our most important task will be to convince mainstream surgeons that using our technique and instruments provides them with the best and most complete solution: a solution that is easy to use, low cost, reliable and delivers better outcomes for their patients at any age. This is where the Company will focus its energy. Product competition is limited as only a handful of companies offer direct or partial alternatives to the solution QuadVantage is bringing to market.

In the U.S., one of the top players in the industry markets a disposable product that aids in the harvest and extraction of a tendon only (no bone plug) Quadriceps graft. QuadVantage, we believe, supports tendon only procedures with a more complete solution and, based on recent clinical findings and industry rhetoric, we believe the market will move away from tendon only transplants as the evidence points to a better result when a bone plug is employed. This competitor has begun to bring attention to the space and earn revenue; they have considerable resources to develop products and services. It will be critical for QuadVantage to enter the U.S. market and establish its position as early as possible.

The Company believes that its Intellectual Property, as it relates to the inclusion of a bone plug in combination with a Quadriceps graft, will make it difficult for others to truly offer a complete competitive solution.

In Europe, there is one mid-level player that the Company would consider a direct competitor. It provides a re-usable instrument and disposable blade solution somewhat similar to the QuadVantage Quadriceps Autograft System. It does not have a significant presence in the U.S. market and its products appear to be more expensive and difficult to use. It has established a small position in the European market.

The Company is aware of one major competitor that has been rumored for some time to be working on a solution for Quadriceps reconstruction surgery. It is likely that this competitor will enter the market in late 2022 or early 2023. The scope and nature of their solution is unknown. How this competitor navigates around the QuadVantage patents, particularly in the US, remains to be seen.

QuadVantage expects to be the low-cost provider on a per case cost basis. While the Company's intellectual property portfolio provides some protection, there is no guarantee that current or new competition won't effectively find a way around our patents or improve the cost and performance of their products. In addition, we may lack resources to institute adequate remedies against others who may infringe on our intellectual property. Researchers have also been working for decades to develop artificial tendon materials that could be used in ACL reconstruction surgery. When such an artificial solution will be available and how effective it will be is unknown.

Given the above, while also considering the risk factors noted in this Form C, the Company believes that it is in a good position to acquire market share, particularly in the U.S., if it enters the market quickly.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 6325 Falls of Neuse Rd. Suite 35-122, Raleigh, NC 27615.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds USD	Target Amount Raised $25,000	% of Proceeds	$1,000,000 Raised	% of Proceeds	$3,000,000 Raised	% of Proceeds	Maximum Offering Amount Raised $5,000,000	% of Proceeds if Maximum Offering Amount Raised
Intermediary Fees	$ 750	3.0%	$ 30,000	3.0%	$ 90,000	3.0%	$ 150,000	3.0%
R&D & Testing	$ 5,750	23.0%	$ 480,000	48.0%	$ 710,000	23.7%	$ 750,000	15.0%
Inventory		0.0%	$ 200,000	20.0%	$ 300,000	10.0%	$ 850,000	17.0%
Sales & Marketing	$ 14,000	56.0%	$ 155,000	15.5%	$ 635,000	21.2%	$ 1,075,000	21.5%
Legal & Regulatory	$ -	0.0%	$ 30,000	3.0%	$ 150,000	5.0%	$ 225,000	4.5%
Team Compensation	$ -	0.0%	$ 65,000	6.5%	$ 870,000	29.0%	$ 1,545,000	30.9%
G&A/ Other	$ 4,500	18.0%	$ 40,000	4.0%	$ 245,000	8.2%	$ 405,000	8.1%
Total	**$ 25,000**	**100.0%**	**$ 1,000,000**	**100.0%**	**$ 3,000,000**	**100.0%**	**$ 5,000,000**	**100.0%**

R&D and Testing: The Company currently outsources the majority of its R&D and testing work to Robling Medical, Inc. Robling provides product development, design for manufacturability and design validation support to the Company. These costs are included in this category. In addition, this category also includes the cost of sterilization and packaging testing mandated by the FDA and planned clinical testing of products under development. The Company intends to bring the majority of these activities in-house and limit the use of external resources starting in 2023. This transition is reflected in the use of funds shown above.

Inventory: Investment in period end inventory to support future sales.

Sales and Marketing: Investment in advertising and collateral materials to support sales, market research, marketing to support fundraising paid to third parties, and contract sales resources. The Company expects to transition away from contract sales resources and build its own business development and sales team starting in 2023.

Legal Expenses: The costs of maintaining and filing patents, regulatory consulting support for FDA and SEC related matters and ordinary legal support required by the Company in the conduct of its business.

Team Compensation: Payroll costs for the CEO, CFO, Chief Medical Officer, Finance Team, Sales and Marketing Team and Research and Development Team.

The team currently consists of two (2) employees, the CEO/CFO, and the Chief Accounting Officer. The current team will defer cash compensation such that no funds from the first $500,000 raised will be used to fund payroll. Refer to "Transactions with Related Persons, Conflicts of Interest and Other Material Transactions and Disclosures", starting on page 39, for additional details on compensation for executive officers of the Company.

Once adequate funds have been raised the Company will start to build an internal R&D team, an accounting/finance team to support the Chief Accounting Officer, and a business development and sales team. Given the Company's virtual business model it expects that employment by 2025 will max out at approximately 20 full time team members.

G&A / Other: Covers third party audit costs, Advisory Board remuneration, servicing of credit card debt, liability insurance and the payment of expenses funded by the current team which the Company has pledged to repay. Refer to "Transactions with Related Persons, Conflicts of Interest and Other Material Transactions and Disclosures" starting on page 39 of this Form C for additional details on the nature and timing of repayments to the team.

The Company, as of June 30, 2022, had a number of Accounts Payable, Deferred Wages and outstanding Promissory Notes. The table below provides a summary of the approximate amounts owed by category as well as additional information with respect to how these obligations will be discharged with funds raised in this Offering:

Describe Debt (Approx. USD)	Total Amount Due	Amount to be Repaid Based on Funds Raised in Offering		
		$25,000 Target Offering Amount Raised	$1,000,000 Amount Raised	$5,000,000 Maximum Amount Raised
Accounts Payable to Robling Medical (Robling AP) for R&D and Manufacturing services	$400,000	$5,700	$400,000	$400,000
Peridot Manufacturing (for Production Samples)	$87,000	$0	$40,000	$77,000
AP to CEO and CMO (CEO/CMO AP) for unreimbursed expenses	$122,000	$0	$48,000	$122,000
Deferred Wages and related payroll taxes ($30,407) for CEO & Chief Accounting Officer* (CEO & CA Deferred Wages)	$655,000	$0	$0	$0
Promissory Notes for loans made to Company by Gutierrez & Burroughs* CEO/CMO Notes)	$121,000	$0	$0	$0
thePlan – marketing expenses	$135,000	$0	$0	$0
Credit card debt	$217,000	$4,000	$45,000	$85,000
DePhillipo - sales consulting	$49,500	$0	$49,500	$49,500
Collaborent Health	$14,000	$0	$0	$14,000
Other (legal, Advisory Board, misc.)	$105,000	$0	$65,000	$105,000

* Refer to disclosures on Related Party Transactions starting on page 39 for additional details

The Company believes that if the Maximum Offering Amount is raised in this Offering ($5,000,000) it will not need to raise additional funds as the business is projected, subject to the risk factors addressed in this Form C, to operate in a cash positive position starting late in 2024.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thomas Gutierrez	President, CEO, CFO and Director	CEO of QuadVantage Technology, Inc. since 2018, Owner and Operator of Obsidian Technology, LLC	BSEE Florida Institute of Technology
Paul L. Burroughs	Chairman of the Board, Founder, non-employee Chief Medical Officer ("CMO")	Orthopedic Surgeon, MD and Lead Partner at The Bone & Joint Surgery Clinic in Raleigh, NC for the last 20 years	BS Biology UNC-CH, MD UNC-CH
Janet Gutierrez	Chief Accounting Officer	Chief Accounting Officer for QuadVantage Technology, Inc. since the Company's formation in 2018	BSBA and MBA from The Ohio State University

Thomas Gutierrez:

40 years of CEO, President, COO and General Management level responsibility leading the development and operation of highly technical public, private and private equity-controlled companies serving the capital equipment, advanced materials, consumables, electronic component, medical and service industries. Entities ranged in size from pre-revenue to $3 Billion in annual revenue. Extensive M&A, IPO and world-wide R&D, Manufacturing, Marketing, Financial and Operations experience. Former CEO of Invensys plc Power Systems, BTR plc Sensors, Xerium Technologies (NYSE), GT Advanced Technologies (NASDAQ), Oliventures, Inc., and President of various Pitney Bowes businesses. Early career as an R&D and manufacturing engineer and manufacturing manager at Harris Semiconductor, Magnavox, Digital Equipment Corporation, Motorola and NCR. In addition to current responsibilities as CEO/CFO of QuadVantage, Mr. Gutierrez runs a consulting business, Obsidian Technology, LLC, of which he is the sole owner.

Paul L. Burroughs, III, MD:

Dr. Paul L. Burroughs, III, a graduate of the University of North Carolina Medical School, has over 20 years of experience as a physician in Orthopedic Surgery and Sports Medicine. He specializes in arthroscopy of the knee and shoulder, advanced joint replacement techniques, knee replacements utilizing Exparel pain management and sports medicine. He also performs partial knee replacements, ACL ligament reconstruction, rotator cuff repairs, reconstruction of shoulder dislocations, and ultrasound guided injections. Dr. Burroughs is certified by the American Board of Orthopedic Surgeons and is published in the American Journal of Sports Medicine and the Journal of Arthroplasty. Dr. Burroughs serves as the Company's non-employee CMO.

Janet Gutierrez:

Ms. Gutierrez has a BSBA (Business and Accounting) and MBA from The Ohio State University and has over 20 years of senior level experience in finance. She served as an Auditor/CPA at Ernst and Whinney (predecessor to E&Y), as Controller at Berwick Steel, Scientific Columbus and Daytronic Corporation and as group Controller at various Invensys plc businesses. Ms. Gutierrez is retired and has served as CFO of various Gutierrez family businesses and as QuadVantage's Chief Accounting Officer.

Indemnification

Indemnification is authorized by the Company to managers, directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, both located in North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

On June 13, 2022, the Company filed an amended and restated certificate of incorporation with the Delaware Secretary of State (the "**Certificate of Incorporation**" or "**Restated Charter**"). Pursuant to this Restated Charter, the Company has authorized 14.1 Million shares of capital stock, $0.001 par value per share, which consists of 9 Million shares of Class A Voting Common Stock; 3 Million shares of Class B Nonvoting Common Stock; and 2.1 Million shares of Preferred Stock, comprised of 2.1 Million shares of Series CF Nonvoting Preferred Stock.

Outstanding Capital Stock

Based on the assumptions noted below, the Company's outstanding capital stock will consist of:

Class A Voting Common Stock	Target Amount Raised $25,000	$500,000 Raised	Maximum Offering Amount Raised $5,000,000
Amount Authorized	9,000,000	9,000,000	9,000,000
Amount Outstanding	1,500,000	2,135,151*	2,135,151*
Par Value Per Share	$0.001	$0.001	$0.001
Voting Rights	1 vote per share	1 vote per share	1 vote per share
Anti-Dilution Rights	None	None	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below	See below	See below
Percentage ownership of the Company by the holders of such security	45.5%	51.8%*	35.9%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company

*Assumes the conversion of all of the Company's outstanding Convertible Promissory Notes into approximately 635,151 shares of Class A Voting Common Stock as of June 30th, 2022. Additional shares will be issued, and are not represented herein, for interest that accrues between June 30, 2022, and the actual conversion date of the Convertible Notes. Percentage ownership numbers include the 1% shares issued to the Intermediary and assume that all vested and outstanding options are exercised. All Percentage Ownership numbers include issued Series CF shares.

The table below lists the beneficial owners of the Company's outstanding voting equity securities, calculated on the basis of voting power and applying the same assumptions as outlined above. Dr. Burroughs is the only individual beneficial owner of more than 20% of Class A Voting Common Stock.

Class A Voting Common Stock Ownership	Target Amount Raised $25,000	$500,000 Raised	Maximum Offering Amount Raised $5,000,000
Paul Burroughs (Company Chairman)	100.0%	70.3%	70.3%
Other Company Executives	0.0%	0.0%	0.0%
Convertible Note Holders	0.0%	29.7%	29.7%

Class B Nonvoting Common Stock	Target Amount Raised $25,000	$500,000 Raised	Maximum Offering Amount Raised $5,000,000
Amount Authorized	3,000,000	3,000,000	3,000,000
Amount Outstanding	1,506,329	1,506,329	1,506,329
Options Vested and Outstanding, not Exercised	281,122	281,122	281,122
Par Value Per Share	$0.001	$0.001	$0.001
Voting Rights	Non-voting	Non-voting	Non-voting
Anti-Dilution Rights	None	None	None
Mandatory Conversion	As determined by Board and approved by 65% of the Class A Voting Common Stock or upon occurrence of our initial public offering.	As determined by Board and approved by 65% of the Class A Voting Common Stock or upon occurence of our initial public offering.	As determined by Board and approved by 65% of the Class A Voting Common Stock or upon occurrence of our initial public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below	See below	See below
Percentage ownership of the Company by the holders of such security	54.2%	43.3%*	30.1%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company

*Assumes the conversion of all of the Company's outstanding Convertible Promissory Notes into approximately 635,151 shares of Class A Voting Common Stock as of June 30th, 2022. Additional shares will be issued, and are not represented herein, for interest that accrues between June 30, 2022, and the actual conversion date of the Convertible Notes. Percentage ownership numbers include the 1% shares issued to the Intermediary and assume that all vested and outstanding options are exercised. All Percentage Ownership numbers include issued Series CF shares.

Series CF Nonvoting Preferred Stock	Target Amount Raised $25,000	$500,000 Raised	Maximum Offering Amount Raised $5,000,000
Amount Authorized	2,100,000	2,100,000	2,100,000
Amount Outstanding	10,100*	202,000*	2,020,000*
Par Value Per Share	$0.001	$0.001	$0.001
Price Per Share ("Original Issue Price")	$2.50	$2.50	$2.50
Voting Rights	None, unless otherwise required by applicable law	None, unless otherwise required by applicable law	None, unless otherwise required by applicable law
Anti-Dilution Rights	None	None	None
Other Rights	See "The Securities Being Offered and Rights of Securities of the Company" below for a discussion of automatic conversion, mandatory redemption and related rights.	See "The Securities Being Offered and Rights of Securities of the Company" below for a discussion of automatic conversion, mandatory redemption and related rights.	See "The Securities Being Offered and Rights of Securities of the Company" below for a discussion of automatic conversion, mandatory redemption and related rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A	N/A	N/A
Percentage ownership of the Company by the holders of such security	0.3%	4.9%*	34.0%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company Subscription Agreement drag along and market standoff provisions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company Subscription Agreement drag along and market standoff provisions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company Subscription Agreement drag along and market standoff provisions

*Assumes the conversion of all of the Company's outstanding Convertible Promissory Notes into approximately 635,151 shares of Class A Voting Common Stock as of June 30th, 2022. Additional shares will be issued, and are not represented herein, for interest that accrues between June 30, 2022, and the actual conversion date of the Convertible Notes. Percentage ownership numbers include the 1% shares issued to the Intermediary and assume that all vested and outstanding options are exercised. All Percentage Ownership numbers include issued Series CF shares.

Equity Ownership Summary by Share Class & Company Executives			
Amount Raised	$25,000	$500,000	$5,000,000
Class A Voting	45.5%	51.8%	35.9%
Class B Non-Voting	54.2%	43.3%	30.1%
CF Non-Voting	0.3%	4.9%	34.0%
Total	100.0%	100.0%	100.0%
Paul L. Burroughs, Chairman & CMO	48.5%	40.2%	27.9%
Tom & Janet Gutierrez, CEO/CFO & CA	19.6%	15.6%	10.9%

*Assumes the conversion of all of the Company's outstanding Convertible Promissory Notes into approximately 635,151 shares of Class A Voting Common Stock as of June 30th, 2022. Additional shares will be issued, and are not represented herein, for interest that accrues between June 30, 2022, and the actual conversion date of the Convertible Notes. Percentage ownership numbers include the 1% shares issued to the Intermediary and assumes that all vested and outstanding options are exercised. All Percentage Ownership numbers include issued Series CF shares.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2021 Convertible Promissory Notes
Total Principal Amount	$50,000
Original Issuance Date	Between January 2021 and March 2021
Maturity Date	Between January 2024 and March 2024
Interest Rate	7% simple interest, based on a 365 day year
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Automatic conversion of principal plus accrued but unpaid interest into shares of Class A Voting Common Stock at valuation cap of $2.9 Million upon closing of minimum $500,000 amount of funding via this Offering. Automatic conversion into Class A Voting Common shares upon closing of an equity financing (other than in a Crowdfunding financing such as this Offering), pursuant to which the Company sells shares of its preferred stock (the "Preferred Stock") with an aggregate sales price of not less than $250,000, excluding any and all indebtedness that is converted in such equity financing. The conversion price shall be a price per share equal to 85% of the price per share paid by the cash purchasers of the Preferred Stock sold in the qualifying offering. Voluntary conversion, post maturity, into shares of Class A Voting Common Stock at a valuation cap of $2.9 Million. See "The Securities Being Offered and Rights of Securities of the Company" below.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	All of these Notes will convert into shares of Class A Voting Common Stock per the terms outlined above
Percentage ownership of the Company by the holders of such security (assuming conversion of the Convertible Promissory Notes and exercise of vested options as of June 30, 2022.	1.6% See "The Securities Being Offered and Rights of Securities of the Company" below.

Type	2018 Convertible Promissory Notes
Total Principal Amount	$400,000
Original Issuance Date	Between December 2018 and May 2021
Maturity Date	Between November 2023 and May 2024
Interest Rate	7% simple interest, based on a 365 day year
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Automatic conversion of principal plus accrued but unpaid interest into shares of Class A Voting Common Stock at valuation cap of $2.9 Million upon closing of minimum $500,000 amount of funding via this Offering. Automatic conversion into Class A Voting Common shares upon closing of an equity financing (other than in a Crowdfunding financing such as this Offering), pursuant to which the Company sells shares of its preferred stock (the "Preferred Stock") with an aggregate sales price of not less than $250,000, excluding any and all indebtedness that is converted in such equity financing. The conversion price shall be a price per share equal to 85% of the price per share paid by the cash purchasers of the Preferred Stock sold in the qualifying offering. Voluntary conversion, post maturity into shares of Class A Voting Common Stock at a valuation cap of $2.9 Million. See "The Securities Being Offered and Rights of Securities of the Company" below.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	All of these Notes will convert into shares of Class A Voting Common Stock per the terms outlined above
This Percentage ownership of the Company by the holders of such security (assuming conversion of the Convertible Promissory Notes and exercise of vested options as of June 30, 2022	14.6% See "The Securities Being Offered and Rights of Securities of the Company" below.

Outstanding Debt

Refer to table in the Use of Proceeds section of this Form C on page 28, for details regarding debt other than the Convertible Notes outlined above.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Operations

QuadVantage Technology, Inc. (the "**Company**") was incorporated on October 2, 2018 under the laws of the State of Delaware, and is headquartered in Raleigh, NC.

Cash and Cash Equivalents

The Company has very limited liquidity (Refer to **Exhibit A** for details as of December 31, 2021).

As of June 30, 2022, the Company had approximately $6,000 of cash on its balance sheet and access to approximately $74,000 of debt capacity available via its existing credit facilities.

The Company has only 2 employees (the CEO/CFO and Chief Accounting Officer) who are currently deferring cash compensation. Other than debt service, which ranges from $2,000 per month during the balance of 2022 to $7,000 per month in 2023, the Company has no other significant fixed costs. While the current cash burn-rate is relatively small, continued operations and progress towards commercialization of its products is dependent, until additional funds are raised via this Offering or other arrangements, on the continued financial support, in the form of cash loans, primarily provided by its founder (Paul L. Burroughs, III) and its CEO (Tom Gutierrez).

Capital Expenditures and Other Obligations

The Company plans to spend approximately $50,000 per year on capital equipment to support its R&D, Quality and Information Technology requirements.

Valuation

The Company's valuation estimates for purposes of this Offering have been arrived at by management using risk adjusted NPV (Net Present Value) assessment of projected future cash flows which the Company believes are based on reasonable assumptions and published EBITDA multiples in the Medical Device industry. There has not been a third party validation on the Company's actual or projected valuation. Therefore, the price per share, which has been set at $2.50 per share, may not represent the fair market value of the Securities being offered.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see **Exhibit A** for subsequent events and applicable disclosures in the Company's financial statements.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years: (USD)

Security Type	Principal Amount of Securities Issued	Number of Securities	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Common Stock	$118,567	1,506,329	Operating Expenses	10/2/2018 through 04/09/2020	Section 4(a)(2)
Convertible Notes Series 2018	$400,000	N/A	Operating Expenses	12/14/2018 through 05/07/2021	Rule 506(b)
Options to Purchase Class B Common Stock	N/A (Exercise Price $1.00 Per Share)	90,000*	N/A	1/15/2019 through 8/15/2019	Rule 701
Options to Purchase Class B Common Stock	N/A (Exercise Price $0.01 per share	241,122	N/A	11/01/2020	Rule 701
Unsecured Promissory Notes	$322,354	N/A	Operating Expenses	11/01/2020 through 11/19/2021	Section 4(a)(2)
Convertible Notes Series 2021	$50,000	N/A	Operating Expenses	01/27/2021 through 03/12/2021	Rule 506(b)

* 50,000 options have subsequently been cancelled

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS, CONFLICTS OF INTEREST AND OTHER MATERIAL TRANSACTIONS AND DISCLOSURES

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

1. The Company relies on and is committed to paying its CEO/CFO (Tom Gutierrez) and its Chief Accounting Officer (Janet S. Gutierrez) a fair market based level of compensation given their experience and the stage of the Company's development. Since 2018, the Gutierrezes have deferred all but $21,000 of the compensation due to them under their employment agreements. As of June 30, 2022 the Company owed the Gutierrezes $417,124 in accrued wages to be paid at a future date and $207,820 in wage related Promissory Notes, including accrued interest. The Gutierrezes have agreed that neither the accrued wages nor the wage related Promissory Notes will be paid by proceeds from this Offering. The Company expects that these debt obligations will be paid out of the Company's operating profit once it achieves cash positive performance. The Company is projected to achieve cash positive performance in 2024. The Gutierrezes have also agreed to continue to defer regular cash compensation until the Company has raised a minimum of $500,000 via this Offering. As of June 30, 2022 the Gutierrezes had beneficial ownership of approximately 16.4% of the Company's equity on a fully diluted basis (assuming conversion of all outstanding Convertible Notes and exercise of vested Class B Options. These holdings include approximately .5% held by Obsidian Technology, LLC, a company they control. All of the Gutierrez and Obsidian shares are Class B non-voting.

2. The Company owes its founder, Mr. Burroughs, $52,774 and the Gutierrezes $68,012 in Promissory Notes (CEO/ CMO Notes) and accrued interest through June 30, 2022. These Promissory Notes are separate from the wage related Promissory Notes discussed above and relate to loans they have made to the Company. Mr. Burroughs and the Gutierrezes have agreed that these Promissory Notes will not be paid from proceeds of this Offering. The Company plans to make payment on these obligations out of the Company's operating profit once it achieves cash positive performance. The Company is projected to achieve cash positive performance in 2024. As of June 30, 2022, Mr. Burroughs, the Company's founder and Chairman of the Board, had beneficial ownership of approximately 73.1% of the Company's Class A Shares and 5.5% of the Company's Class B Shares. In the aggregate, Mr. Burroughs owns 42.3% of the Company's equity on a fully diluted basis (assuming conversion of the Convertible Promissory Notes and exercise of vested options). .

3. The Company currently owes Mr. Burroughs approximately $5,000 and the Gutierrezes approximately $117,000 (CEO/CMO AP), as reflected in Accounts Payable, for expense reports they have filed covering payments they have made on behalf of the Company. This debt is likely to moderately increase during the balance of 2022. The Company plans to repay approximately $12,500 of this debt out of the initial $500,000 raised via this Offering. The balance will be repaid out of the first $3 Million raised in this Offering as reflected in the Sources and Uses detail provided in this Form C.

4. The Gutierrezes established a series of credit card facilities for the Company that they have guaranteed payment on. The balance on these credit lines on June 30, 2022 was approximately $217,000. Approximately $74,000 of additional debt capacity remains on these credit lines. The Company currently pays about $2,000 per month to service these credit facilities. Costs to maintain these credit facilities are expected to increase to approximately $7,000 per month in 2023. Servicing of this debt is reflected in the Sources and Uses section of this Form C.

5. The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the "License Agreement") between the Company and Quadvantage, LLC, a North Carolina limited liability company ("Licensor") controlled and operated by Paul Leach Burroughs, III, our founder and Chairman of the Board. Quadvantage, LLC and QuadVantage Technology, Inc. (the Company) are separate and independent entities. The License Agreement stipulates that the Company is to make quarterly royalty payments to the Licensor in an amount equal to 5% of the Company's net sales as defined in the License Agreement. There are no minimum or maximum levels of royalty currently stipulated by the License. In the case of an acquisition of the Company, Licensor is entitled to 5% of the net proceeds and the obligation to pay royalties on future sales terminates.

6. Robling Medical, Inc. (**"Robling"**) serves as the Company's R&D and Manufacturing partner. Robling's controlling shareholders are also the controlling members of MedTech Investments, LLC (**"MedTech"**). As of June 30, 2022, MedTech held approximately $92,000, including accrued interest, of the Company's Convertible Notes.

   Robling has been paid approximately $520,000 for its services since 2018. Robling has also extended approximately $400,000 in credit to the Company which is currently reflected in Accounts Payable. The Company plans to use $200,000 out of the first $500,000 raised in this Offering to reduce its payable balance at Robling. In total, the Company plans to allocate approximately $500,000 out of the first $3 Million it raises to bring its account at Robling current and complete development tasks remaining. The Company plans to start bringing all R&D activities in house in 2023 as funds become available. This spending is reflected in the Sources and Uses plan included in this Form C.

Material Transactions with third parties that are not related persons and other material disclosures:

1. As of June 30, 2022, TheBlueVertex, LLC held approximately 435,000 shares of the Company's Class B (non-Voting) shares or about 11.1% of the outstanding securities on a fully diluted basis (assuming conversion of the Convertible Notes and exercise of fully vested options). The controlling shareholders of TheBlueVertex are the controlling shareholders of thePlan, a provider of marketing services to the Company. Since 2018 thePlan has extended $135,000 of credit to the Company which is currently reflected in the Company's Accounts Payable balance. The Company does not currently plan to use any of the proceeds from this Offering to repay thePlan. It is expected that this debt will be paid out of the Company's operating profit once it achieves cash positive performance. The Company is projected to achieve cash positive performance in 2024.

2. Mr. Gutierrez served as Chief Executive Officer of GT Advanced Technologies (GTAT), a public NASDAQ traded capital equipment provider to the solar and LED industries from October 2009 to August 2015. In 2013 GTAT entered into what it believed to be a transformative multi-billion dollar deal with Apple to provide Sapphire for its iPhone products. Apple and GTAT were not able to resolve serious contractual and pricing issues that subsequently emerged and, as a result, GTAT was forced to file for bankruptcy protection in October of 2014. Mr. Gutierrez remained CEO until August of 2015 when he retired.

   In April of 2019, Mr. Gutierrez entered into a settlement agreement with the SEC that related to the Apple transaction and subsequent GTAT bankruptcy. Mr. Gutierrez entered into the settlement agreement on a 'no admit nor deny" basis. The order did not include any Officer and Director Bar or other terms which prevent Mr. Gutierrez from participating as a CEO or Director of a public company in any capacity. Details of the settlement agreement, which addressed trading and disclosure issues may be found at https://www.sec.gov/litigation/admin/2019/33-10637.pdf .

Conflicts of Interest

Except as may be described above with respect to related party transactions, to the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securities holders.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $25,000 (the "**Target Offering Amount**") and is offering up to $5,000,000 (the "**Maximum Offering Amount**") of Series CF Nonvoting Preferred Stock of the Company (the "**Shares**", or "**Series CF Preferred**" or "**Securities**") under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The per share price of the Securities ($2.50) was determined by management. The Company's valuation estimates for purposes of this Offering have been arrived at by management using a risk adjusted NPV (Net Present Value) assessment of projected future cash flows which the Company believes are based on reasonable assumptions and published EBITDA multiples in the Medical Device industry. There has not been a third party validation of the Company's actual or projected valuation. Therefore, the price per share may not represent the fair market value of the Securities being offered. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, an investor must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities, LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors who have not previously completed their investment (at an intermediate closing) and receive reconfirmations from prospective Investors who have made commitments. If a prospective Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, such Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective Investor does not otherwise cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the initial closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

Once the Offering has remained open for at least 21 days, and the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Thus, Investor funds received after the initial closing that are not otherwise withdrawn will be released to the Company upon a subsequent closing and the Investor will receive Securities via book entry in exchange for his or her investment as soon as practicable thereafter. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING

OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities Being Offered and Rights of Securities of the Company

*The following descriptions summarize important terms of our capital stock, including the Series CF Preferred shares. This summary reflects QuadVantage Technology, Inc.'s Certificate of Incorporation (as defined below) and Bylaws and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws (which are attached as **Exhibit C**) and applicable provisions of the Delaware General Corporation Law. Please also read the terms of your Subscription Agreement, attached hereto as **Exhibit B**.*

General

On June 13, 2022, the Company filed its amended and restated certificate of incorporation with the Delaware Secretary of State (the "**Certificate of Incorporation**" or "**Restated Charter**"). Pursuant to this Restated Charter, the Company has authorized 14.1 Million shares of capital stock, $0.001 par value per share, which consists of 9 Million shares of Class A Voting Common Stock; 3 Million shares of Class B Nonvoting Common Stock and 2.1 Million shares of Preferred Stock, all of which is designated as Series CF Nonvoting Preferred Stock. For this Offering, the Company is issuing up to 2.1 Million shares of Series CF Nonvoting Preferred Stock (excluding shares that may be issued to the Intermediary).

Common Stock

Voting Rights

Our Class A Voting Common Stock has the right to one vote per share. Class B Nonvoting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock except that our Class B Nonvoting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Distribution Rights

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock. Otherwise, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation or winding up, whether voluntary or involuntary, subject to the rights of the Series CF Preferred that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Common Stock.

Automatic Conversion

Shares of Class B Nonvoting Common Stock convert on a one-for-one basis into shares of Class A Voting Common Stock: (1) as and when declared by the Board of Directors and approved by the holders of at least sixty-five percent (65%) of the then issued and outstanding shares of Class A Voting Common Stock, and (2) upon occurrence of our initial public offering.

Other Rights

Holders of our Common Stock have no preemptive, subscription or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Common Stock. There is no price based antidilution protection associated with the shares. There are no preemptive or participation rights attached to the shares.

Outstanding Convertible Promissory Notes

We currently have outstanding Convertible Promissory Notes (the "**Notes**" or **"Convertible Notes"**) covering an aggregate principal amount of $450,000 bearing interest at 7%. These Notes were recently amended to extend the Maturity Dates to November 18, 2023 on any Notes that would have matured prior to that date. In addition, the Notes were also amended to provide that, if we sell at least $500,000 in this Offering, all of the Notes will automatically convert into shares of Class A Voting Common Stock at a valuation cap, as stipulated per the terms of the Notes, of $2.9 Million.

We anticipate issuing approximately 635,151 shares of Class A Voting Common Stock, plus additional shares for interest that accrues after June 30, 2022 once we have raised $500,000 in this Offering.

Series CF Nonvoting Preferred Stock

Voting Rights

Series CF Nonvoting Preferred Stock is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law or with respect to certain rights outlined in the Restated Charter. The number of authorized shares of Series CF Nonvoting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Distribution Rights

Each share of Series CF Nonvoting Preferred Stock shall be entitled to receive a mandatory dividend equal to 5% of the original issue price of $2.50 per share for each share of such series of Preferred Stock, per annum, payable when and as declared by the Board of Directors (the "**Accruing Dividends**"). Any such dividend which is not paid shall accrue annually on each succeeding 12 month anniversary of the date on which the first share of a such series of Preferred Stock was issued by the Corporation. Otherwise, the holders of the Common Stock and Series CF Preferred Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, and in the event of a Deemed Liquidation Event (as defined in the Restated Charter to include, among other things, a merger or consolidation except one in which the shares of our capital stock outstanding immediately prior to such transaction continue to represent (or are exchanges for shares that represent) immediately following such transaction, at least a majority, by voting power, of our capital stock), the holders of shares of Preferred Stock then outstanding shall be entitled to, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock (plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon) been converted into Common Stock at a conversion rate of one (1) share of Series CF Nonvoting Preferred Stock for one (1) share of Common Stock. After payment of the amounts owed to holders of Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Class A Voting Common Stock and Class B Nonvoting Common Stock, treated as a single class.

Automatic Conversion

The Series CF Nonvoting Preferred Stock will automatically convert under two circumstances. First, when shares of capital stock of the Company become subject to trading, all of the Series CF Nonvoting Preferred Stock will automatically convert into such stock on a one-to-one basis. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series CF Nonvoting Preferred Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series CF Nonvoting Preferred Stock for one unit or corresponding membership interest in the CF SPV. You agree in your Subscription Agreement that in the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

Mandatory Redemption

Subject to applicable law, the Company may (but is not required to) redeem all outstanding shares of Series CF Nonvoting Preferred Stock at any time. If the redemption occurs on or prior to the 18 month anniversary of the original issue date of any of the shares, the per share redemption price shall equal one hundred and five percent (105%) of the purchase price. If the redemption occurs after the 18 month anniversary of the original issue date of any of the shares, the per share redemption price will equal to the greater of (A) the original per share price paid for such shares, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon and (B) the fair market value (determined in good faith by the Board of Directors) of the Series CF Nonvoting Preferred Stock as of the redemption date.

Repurchase Rights

Your Subscription Agreement provides us the right to repurchase the shares of Series CF Preferred Stock you purchase in this Offering (at the then effective redemption price, as determined above) (1) in the event you or certain of your related parties become subject to certain bad-actor "disqualification events" described in Rule 503 of Regulation Crowdfunding or (2) in the event we (or any CF SPV, defined in the Restated Charter) determines it is likely that we or any CF SPV may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act.

Waiver of Preferred Rights

Except as set forth in the Restated Charter, any of the rights, powers, preferences and other terms of the Preferred Stock set forth in the Restated Charter may be waived on behalf of all holders of all of the shares of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the outstanding shares of Preferred Stock.

Other Rights

Holders of our Series CF Nonvoting Preferred Stock have no preemptive, subscription, or other rights and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series CF Nonvoting Preferred Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

What it Means to be a Minority Holder

As an investor in Series CF Nonvoting Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

The Bylaws of the Company provide that none of the equity securities of the Company (including the Shares) may be transferred without the prior consent of the Company. In addition, such transfers are subject to a right of first refusal benefiting the Company and its assignees, except with respect to certain permitted transfers. In addition, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Furthermore, the Subscription Agreement provides that upon the event of an IPO, the Shares (and any capital stock into which the Securities are converted) will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

The Shares are also subject to certain drag-along provisions set forth in the Subscription Agreement which limit a minority holder from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, your Subscription Agreement provides that, notwithstanding anything contained in the Certificate of Incorporation or Bylaws of the Company to the contrary, if the Board of Directors determines in good faith that issuance or delivery of shares of capital stock or other securities (the "**Future Securities**") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents or Subscription Agreement, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Please review the Subscription Agreement you will sign in connection with this Offering and Company's Organizational Documents for more information.

Transfer Agent

The Company has selected DealMaker Transfer Agent, an SEC-registered securities transfer agent, to act as its transfer agent for the Shares. They will be responsible for keeping track of who owns the Shares.

The Shares will be issued in book-entry, uncertificated form.


DILUTION


Investors should understand the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 Million.

- In December the company is doing very well and sells $5 Million in shares to venture capitalists on a valuation (before the new investment) of $10 Million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 Million at a valuation of only $2 Million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. All of the holders of our existing Convertible Notes benefit from provisions of this nature, which does impact our capital structure. In the event that the financing is a "down round" the holders of the Convertible Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of Convertible Notes that the Company has issued (and may issue in the future, and the terms of those Notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the Investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess. The risk adjusted NPV method the Company uses for valuation is an earnings based valuation approach.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

COMMISSION AND FEES

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of 3% (three percent) cash commission plus 1% equity commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of DealMaker Securities LLC. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through DealMaker Securities' platform. The Intermediary will not receive any fees with respect to the conversion of our outstanding Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and, in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors, and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. The Company's Intermediary will manage and arrange all communications with prospective investors as required.

July 27, 2022

QuadVantage Technology, Inc.



Form C EXHIBITS

EXHIBIT A

AUDIT REPORT

Quadvantage Technology, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2021 and 2020

QUADVANTAGE TECHNOLOGY, INC.

TABLE OF CONTENTS

Page



To the Board of Directors of
Quadvantage Technology, Inc.
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Quadvantage Technology, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,222,273 and $536,739 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,581,164, limited liquid assets with cash of $6,943, current liabilities in excess of current assets by $1,775,880, and the Company had not made loan and interest payments on various loan obligations that came due during the year ended December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
June 20, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

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QUADVANTAGE TECHNOLOGY, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,943	$ 3,829
Inventory	5,543	90,009
Prepaid expenses	8,426	8,715
Total Current Assets	20,912	102,553
Non-current Assets:		
Related party notes receivable	2,348	-
Property and equipment, net	1,906	95,002
Total Non-current Assets	4,254	95,002
TOTAL ASSETS	$ 25,166	$ 197,555
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 498,140	$ 52,374
Accounts payable and accrued expenses, related parties	613,606	381,455
Related party notes payable, current portion	232,354	-
Interest payable, current portion	107,692	91,072
Convertible notes payable, current portion	345,000	75,000
Total Current Liabilities	1,796,792	599,901
Long-term Liabilities:		
Related party notes payable, net of current portion	90,000	232,354
Interest payable, net of current portion	9,617	33,880
Convertible notes payable, net of current portion	105,000	290,000
Total Long-term Liabilities	204,617	556,234
Total Liabilities	2,001,409	1,156,135
Stockholders' Deficit:		
Class A common stock: $0.001 par, 8,000,000 shares authorized, 1,500,000 shares issued and outstanding as of both December 31, 2021 and 2020	1,500	1,500
Class B common stock: $0.001 par, 3,000,000 shares authorized, 1,506,329 shares issued and outstanding as of both December 31, 2021 and 2020	1,506	1,506
Additional paid-in capital	601,915	397,305
Accumulated deficit	(2,581,164)	(1,358,891)
Total Stockholders' Deficit	(1,976,243)	(958,580)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 25,166	$ 197,555

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.



QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	542,462	229,160
Research and development	612,027	200,181
Total operating expenses	1,154,489	429,341
Loss from operations	(1,154,489)	(429,341)
Other (expense)/income, net		
Interest income	12	-
Other expenses	(670)	(20)
Interest expense, net	(67,126)	(107,378)
Total other expenses	(67,784)	(107,398)
Provision for income tax	-	-
Net loss	$ (1,222,273)	$ (536,739)



See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements

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QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2021 and 2020

	Class A Common Stock		Class B Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Balance at December 31, 2019	1,500,000	$ 1,500	1,431,329	$ 1,431	$ 58,930	$ (822,152)	$ (760,291)
Stock-based compensation	-	-	-	-	34,101	-	34,101
Debt forgiven in exchange for stock options	-	-	-	-	229,349	-	229,349
Issuance of common stock for cash	-	-	75,000	75	74,925	-	75,000
Net loss	-	-	-	-	-	(536,739)	(536,739)
Balance at December 31, 2020	1,500,000	1,500	1,506,329	1,506	397,305	(1,358,891)	(958,580)
Stock-based compensation	-	-	-	-	204,610	-	204,610
Net loss	-	-	-	-	-	(1,222,273)	(1,222,273)
Balance at December 31, 2021	1,500,000	$ 1,500	1,506,329	$ 1,506	$ 601,915	$ (2,581,164)	$ (1,976,243)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

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QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Net loss	$ (1,222,273)	$ (536,739)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	204,610	34,101
Inventory write-off	90,008	-
Loss on disposal of property and equipment	95,002	-
Depreciation expense	212	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	289	3,842
(Increase)/Decrease in inventory	(5,543)	(8,495)
Increase/(Decrease) in accounts payable	445,767	(530,047)
Increase/(Decrease) in accounts payable, related party	232,151	843,157
Increase/(Decrease) in accrued interest	(7,643)	101,076
Net cash used in operating activities	(167,420)	(93,105)
Cash Flows from Investing Activities:		
Issuance of notes receivable	(2,348)	-
Cash paid for purchases of property and equipment	(2,118)	-
Cash used in investing activities	(4,466)	-
Cash Flows from Financing Activities:		
Proceeds from related party notes payable	90,000	-
Proceeds from convertible notes payable	85,000	20,000
Proceeds from issuance of common stock	-	75,000
Cash provided by financing activities	175,000	95,000
Net Change in Cash	3,114	1,895
Cash at Beginning of Year	3,829	1,934
Cash at End of Year	$ 6,943	$ 3,829
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,924	$ 9,399
Supplemental Disclosure of Non-Cash Financing Activities:		
Accrued wages payable exchanged for stock options	$ -	$ 229,349
Conversion of wages and expenses payable to related party notes payable	$ -	$ 232,354

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.



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QUADVANTAGE TECHNOLOGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Quadvantage Technology, Inc. (the "Company") is a corporation formed on October 2, 2018 under the laws of the State of Delaware. The Company was established with the express goal of improving ACL reconstruction outcomes principally by bringing use of the quad tendon graft into widespread practice by offering QuadVantage Instrument Set and QV Quad procedure.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2021 and 2020 consist of finished goods held for sale. The Company records allowance for impairment and obsolescence reserves against its inventory balances as deemed necessary. During 2021, there was a product redesign and $90,008 of inventory was written of and was included in research and development in the statement of operations.

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QUADVANTAGE TECHNOLOGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $212 and $0 for the years ended December 31, 2021 and 2020, respectively. The balance as of December 31, 2021 and 2020 has an estimated useful life of 3 years. As of December 31, 2020, the property and equipment had not been placed into service and in 2021 there was a product redesign and $95,002 was written off and was included in research and development in the statement of operations. The Company's property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Tooling, at cost	$ 2,118	$ 95,002
Accumulated depreciation	(212)	-
Property and equipment, net	$ 1,906	$ 95,002

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices inactive markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.



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Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, the Company has not generated any revenue.

Research and Development Costs

The Company expenses research and development costs as incurred.

Advertising Costs

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.



Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be

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realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company pays federal and state taxes at a combined effective tax rate of 23% and has used this rate to derive net deferred tax assets of $494,564 and $242,767 as of December 31, 2021 and 2020, respectively, as presented below. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income, which reduced the net deferred tax asset to zero as of December 31, 2021 and 2020 and resulted in an effective tax rate of 0% for the years ended December 31, 2021 and 2020. The increase in the valuation allowance for the year ended December 31, 2021 was $251,797.

	2021	2020
Deferred tax assets:		
Net operating loss carryforward	$ 302,972	$ 116,603
Research and development tax credit carryforward	42,792	42,792
Accrued wages	121,848	54,664
Accrued interest	26,952	28,708
Total deferred tax assets	494,564	242,767
Valuation allowance	(494,564)	(242,767)
Net deferred tax assets	$ -	$ -

The Company estimates it had net operating loss carryforwards of $1,318,703 and $507,521 as of December 31, 2021 and 2020, respectively. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

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The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,222,273 and $536,739 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,581,164, limited liquid assets with cash of $6,943, current liabilities in excess of current assets by $1,775,880, and the Company had not made loan and interest payments on various loan obligations that came due during the year ended December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations and/or secure additional outside debt or equity financing to meet its obligations.

No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty. Subsequent to December 31, 2021, the Company amended the terms of its convertible notes payables to extend maturity dates (see Note 10).

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

The Company is authorized to issue 11,000,000 shares of common stock of which 8,000,000 shares were designated as Class A Voting Common Stock and 3,000,000 shares were designated as Class B Nonvoting Common Stock, each at a par value of $0.001 per share. Class A stockholders and Class B stockholders may be paid dividends, no dividends may be paid on Class A Common Stock unless the same dividend is declared and paid on Class B Common Stock. Each holder of Class A Common Stock is entitled to one vote for each share of common stock held. Class B stockholders do not have voting rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to holders of Class A Common Stock on a pro rata basis with holders of Class B Nonvoting Common Stock, subject to any preferential rights of any then outstanding preferred stock. Such funds shall be based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021 and 2020.

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QUADVANTAGE TECHNOLOGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Shares of Class B Nonvoting Common Stock shall be converted on a one-for-one share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Class A Voting Common Stock as and when declared by the Company's board of directors (the "Board") and approved by the holders of at least sixty-five percent (65%) of the then issued and outstanding shares of Class A Voting Common Stock. Each share of Class B Nonvoting Common Stock which remains outstanding immediately prior to the date of the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of common stock for the account of the Company (the "IPO") shall automatically be converted into one (1) share of Class A Voting Common Stock, as adjusted for stock dividends, stock divisions or combinations immediately prior to, and contingent upon, the closing of the IPO.

As of both December 31, 2021 and 2020, the Company had 1,500,000 shares of Class A Common Stock issued and outstanding. As of both December 31, 2021 and 2020, the Company had 1,506,329 shares of Class B common stock issued and outstanding.

Stock Issuance

In 2020, the Company issued 75,000 shares of Class B Common Stock for proceeds of $75,000, or $1.00 per share.

Debt Forgiven in Exchange for Stock Options

During 2020, the Company had accrued expenses of $242,961 to related parties the accrued expenses were related to the accrued compensation and payroll taxes for the two founders. On November 1, 2020, both officers and directors of the Company, proposed to the Board their plans to forego $229,349 of the accrued compensation in exchange for options to purchase 189,297 shares of Class B Common Stock.

NOTE 5: LONG-TERM DEBT

Convertible Notes Payable

From 2018 to 2019, the Company entered into ten convertible promissory notes of varying amounts for total principal of $345,000. In 2020, the Company entered into two additional convertible promissory notes for total principal of $20,000. In 2021, the Company entered into four convertible promissory notes of varying amounts for total principal of $85,000. As of December 31, 2021 and 2020, $450,000 and $365,000 of principal was outstanding on the convertible notes payable, respectively, and no notes had been repaid or converted under the conversion terms. The notes mature(d) in 2021, 2022, 2023, and 2024 in the amounts of $75,000, $270,000, $20,000, and $85,000, all respectively.

The notes bear interest at 7% per annum and are due three years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. As of December 31, 2021 certain notes have matured but are not considered in default as the note agreements state that the notes are considered in default when the Company has received written notice of the Company's failure to pay and no such notice had been received. The matured loans that had not been paid as of December 31, 2021 totaled principal of $75,000 and accrued interest of $15,899. Subsequent to year end, on May 18, 2022, notes that had a maturity date prior to November 18, 2023, were extended, all other notes kept their original maturity dates.

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QUADVANTAGE TECHNOLOGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

The notes are subject to automatic conversion upon a qualified equity financing of the Company's preferred stock in excess of $250,000, where the notes and all accrued but unpaid interest automatically converts into the Company's preferred stock with the same rights, preferences, and privileges as the shares issued in the triggering financing. The conversion rate is a 15% discount to the price per share paid by the cash purchasers in the qualified equity financing. The notes are subject to an optional conversion one year after each note's issuance date, where the principal amount of the note and any accrued interest may be converted at the option of the holder into shares of the Company's Class A Common Stock at a conversion rate determined by dividing the principal and accrued interest by the share price implied by a $2,900,000 pre-money valuation on the Company's fully-diluted capitalization. The Company analyzed the notes for beneficial conversion features, and concluded that no beneficial conversion feature discount should be recorded until if and upon the resolution of the contingency of the qualified equity financing.

Interest accrued on these notes at 7% per annum and amounted to $75,214 and $44,469 as of December 31, 2021 and 2020, respectively. Total interest expense recognized on these notes for the years ended December 31, 2021 and 2020 amounted to $30,745 and $24,264, respectively.

NOTE 6: STOCK-BASED COMPENSATION

Stock Incentive Plan

The Company has adopted the 2018 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares of Class B Non-Voting Common Stock reserved for grant was 400,000 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 118,878 as of December 31, 2021.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting end date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term

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approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk Free Interest Rate	N/A	0.38%
Dividend Yield	N/A	0.00%
Estimated Volatility	N/A	45.00%
Expected Life (years)	N/A	5.00
Fair Value per Stock Option	N/A	$0.99

A summary of information related to stock options for the years ended December 31, 2021 and 2020 are as follows:

	2021		2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	281,122	$ 0.151	90,000	$ 1.000
Granted	-	$ -	241,122	$ 0.010
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	(50,000)	$ 1.000
Outstanding - end of year	281,122	$ 0.151	281,122	$ 0.151
Exercisable at end of year	281,122	$ 0.151	74,446	$ 0.540
Weighted average grant date fair value of options granted during year	NA		$ 0.990	
Weighted average duration to expiration of outstanding options at year-end	8.66		9.66	

The intrinsic value of the outstanding stock options as of December 31, 2021 was $238,711. Stock-based compensation expense of $204,610 and $34,101 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. There was unrecognized compensation cost related to stock option awards of $0 and $204,610 as of December 31, 2021 and 2020, respectively.

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QUADVANTAGE TECHNOLOGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS

Related Party Notes Payable

During 2020 and 2021, the Company entered into promissory notes with its shareholders and related party. The aggregate principal amounts outstanding of $322,354 and $232,354 as of December 31, 2021 and 2020, respectively. The $232,354 obligation incurred in 2020 was non-cash in conversion of accrued compensation and expenses, as discussed below. The notes bear interest at rates ranging from 0.15% to 7% per annum and mature two years from date of issuance. All unpaid principal, together with the accrued and unpaid interest payable are due and payable upon maturity. Interest expense on these notes was $2,916 and $58 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on these notes payable was $2,974 and $58 as of December 31, 2021 and 2020, respectively.

Related Party Accounts Payable and Accrued Expenses

The Company has incurred obligations to various related party individuals and companies, including deferred compensation since its inception. The total balances due as of December 31, 2021 and 2020 were $613,606 and $381,455, respectively.

A related party company charges interest to the Company on its payable balances. The total amounts of accrued interest due on this arrangement was $39,121 and $80,424 as of December 31, 2021 and 2020, respectively. These balances are included in accrued expenses on the balance sheets. Associated interest expense of $32,915 and $82,614 was included in interest expense in the statements of operations for the years ended December 31, 2021 and 2020, respectively.

Related Party Expenses

The incurred expenses with related parties totaling $237,014 and $183,295 for the years ended December 31, 2021 and 2020, respectively, which are included in research and development and general and administrative expenses in the statements of operations. Of the $237,014 of related party expenses incurred for the year ended December 31, 2021, $221,264 were incurred with Robling Medical. Of the $183,295 of related party expenses incurred for the year ended December 31, 2020, $182,085 were incurred with Robling Medical.

Conversions of Accrued Wages and Expenses

As discussed in Note 4, in 2020 the Company converted $229,349 of the accrued compensation to options to purchase 189,297 shares of Class B Common Stock.

Also in 2020, the Company converted $232,354 of accrued compensation and expenses into notes payable, as discussed above.

Convertible Notes Payable

$140,000 of the convertible notes payable discussed in Note 5 are held by related parties to the Company.

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NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on Company's financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other* (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software* (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company has adopted this standard.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

License Agreement

The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the "License Agreement") between the Company and Quadvantage, LLC, a North Carolina limited liability company ("Licensor") controlled and operated by Paul Leach Burroughs, III, the Company's founder and Chairman of the Board. Quadvantage LLC and the Company are separate and independent entities. The License Agreement stipulates that the Company is to make quarterly royalty payments to the Licensor in an amount equal to 5% of the Company's net sales as defined in the License Agreement. There are no minimum or maximum levels of royalty currently stipulated by the License Agreement. The Company shall pay to the Licensor an amount equal to 10% of any sublicense revenue. In the case of an acquisition of the Company, the Licensor is entitled to 5% of the net proceeds and the obligation to pay royalties on future sales terminates.

NOTE 10: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2022, the Company intends to commence a Regulation CF offering in an effort to raise capital in 2022.

Convertible Note Extensions

In 2022, notes that had a maturity date prior to November 18, 2023, were extended, all other notes kept their original maturity dates.

Management's Evaluation

Management has evaluated subsequent events through June 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



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	Unadjusted 12/31/2019	2019 AJE	Adjusted 12/31/2019	Unadjusted 12/31/2020	2020 AJE	Adjusted 12/31/2020	Unadjusted 12/31/2021	2021 AJE	Adjusted 12/31/2021	FS Grouping
		2019 AJE	<calc>		2020 AJE	<calc>		2021 AJE	<calc>	<C>
10010 · Checking	1,934	-	1,934	3,829	-	3,829	6,943	-	6,943	Cash and cash equivalents
11200 · Inventory	81,513	-	81,513	90,008	-	90,008	5,543	-	5,543	Inventory
12100 · Prepaid Expenses	12,557	-	12,557	8,715	-	8,715	8,426	-	8,426	Prepayments
12200 · Miscellaneous Receivables	-	-	-	-	-	-	2,348	-	2,348	Note receivables
15030 · Tooling	95,002	-	95,002	95,002	-	95,002	2,118	-	2,118	Property and equipment, net
15130 · Accum Depn - Tooling	-	-	-	-	-	-	(212)	-	(212)	Property and equipment, net
20000 · Accounts Payable	(272,589)	3,671	(268,918)	(486,318)	461,879	(24,439)	(800,879)	652,727	(148,152)	Accounts payable
Accounts payable-RP					(381,455)	(381,455)		(613,606)	(613,606)	Accounts payable-RP
20106 · American Express Gold 1006	-	-	-	-	-	-	(16,970)	-	(16,970)	Accounts payable
20149 · Credit Card Advance fm Gutiern	-	-	-	-	-	-	(12,660)	-	(12,660)	Accounts payable
21010 · Accrued Wages	(174,240)	-	(174,240)	(5,104)	-	(5,104)	(279,724)	-	(279,724)	Accounts payable
21020 · Accrued Payroll Taxes	(13,612)	-	(13,612)	(472)	-	(472)	(18,275)	-	(18,275)	Accounts payable
23000 · Accrued Expenses	(125,000)	-	(125,000)	-	(22,359)	(22,359)	-	(22,359)	(22,359)	Accounts payable
23500 · Taxes Payable	(650)	-	(650)	-	-	-	-	-	-	Accounts payable
24000 · Interest Payable	(20,205)	-	(20,205)	(44,527)	-	(44,527)	(78,188)	-	(78,188)	Accrued interest
Accrued interest Robbling		(3,671)	(3,671)		(80,424)	(80,424)		(39,121)	(39,121)	Accrued interest
26000 · Unsecured Debt	-	-	-	-	-	-	-	-	-	Notes payable
26010 · Unsecured Debt - P. Burroughs	-	-	-	-	-	-	-	-	-	Notes payable
26011 · Unsecured Debt - Obsidian Tech	-	-	-	-	-	-	-	-	-	Notes payable
27005 · Notes Payable	-	-	-	(232,354)	-	(232,354)	(322,354)	-	(322,354)	Notes payable
27011 · Convert Prom Notes 2018 Issue	(345,000)	-	(345,000)	(365,000)	-	(365,000)	(400,000)	-	(400,000)	Convertible notes
27012 · Convert Prom Notes 2021 Issue	-	-	-	-	-	-	(50,000)	-	(50,000)	Convertible notes
31000 · Common Stock	(2,931)	-	(2,931)	(3,006)	-	(3,006)	(3,006)	-	(3,006)	Common Stock
31050 · Paid in Capital	(42,510)	(16,420)	(58,930)	(117,435)	(279,870)	(397,305)	(117,435)	(484,480)	(601,915)	Additional paid-in capital
32001 · *Retained Earnings	125,383	-	125,383	805,733	16,420	822,153	1,056,662	302,229	1,358,891	Retained earnings
55020 · O/H - Depreciation		-	-	-	-	-	212	-	212	General and administrative
55030 · Shipping	2,799	-	2,799	-	-	-	-	-	-	General and administrative
55040 · Lot Charges	3,649	-	3,649	5,282	-	5,282	-	-	-	General and administrative
55090 · O/H - Miscellaneous	(34)	-	(34)	29	-	29	-	-	-	General and administrative
62010 · Transportation	1,930	-	1,930	-	-	-	-	-	-	General and administrative
62020 · Other Transportation	-	-	-	-	-	-	-	-	-	General and administrative
62040 · Meals	45	-	45	-	-	-	-	-	-	General and administrative
64040 · Consultants	25,743	-	25,743	1,300	-	1,300	-	-	-	General and administrative
64051 · Contract Research Organizations	153,075	-	153,075	81,200	-	81,200	72,975	-	72,975	Research and development
64101 · Legal Fees Paid to Attorneys	-	17,275	17,275	-	10,451	10,451	-	32,469	32,469	Research and development
64103 · Legal - Filing Fees	-	2,065	2,065	-	8,107	8,107	-	8,510	8,510	Research and development
65000 · Research Supplies	68,190	-	68,190	7,474	-	7,474	308,527	-	308,527	Research and development
66000 · Regulatory Fees	4,884	-	4,884	5,236	-	5,236	5,546	-	5,546	General and administrative
74000 · Consultants	105,000	-	105,000	-	-	-	44,000	-	44,000	General and administrative
74200 · Promotion Costs	-	-	-	10,000	-	10,000	-	-	-	General and administrative
74210 · Website Costs	-	-	-	326	-	326	326	-	326	General and administrative
74230 · Advertising and Press Releases	-	-	-	450	-	450	-	-	-	General and administrative
74240 · Sales Literature	-	-	-	-	-	-	508	-	508	General and administrative
74250 · Samples	-	-	-	-	-	-	84	-	84	Research and development
74300 · Market Research	-	-	-	-	-	-	3,744	-	3,744	Research and development
Stock Option expense		16,420	16,420		20,896	20,896		125,379	125,379	General and administrative
Stock Option expense R&D					13,205	13,205		79,231	79,231	Research and development
81100 · Wage Expense	187,000	-	187,000	211,617	(76,408)	135,209	275,000	(100,000)	175,000	General and administrative
81100 · Wage Expense R&D					76,408	76,408		100,000	100,000	Research and development
81200 · Payroll Taxes	14,348	-	14,348	491	5,411	5,902	17,838	(6,487)	11,351	General and administrative
81200 · Payroll Taxes R&D					3,336	3,336		6,487	6,487	Research and development
82010 · Transportation	3,271	-	3,271	-	-	-	8,620	-	8,620	General and administrative
82030 · Lodging	1,816	-	1,816	-	-	-	4,444	-	4,444	General and administrative
82040 · Meals	2,978	-	2,978	-	-	-	1,864	-	1,864	General and administrative
83000 · Office Expenses	-	-	-	-	-	-	52	-	52	General and administrative





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83010 · Office Supplies	8,146	-	8,146	1,790	-	1,790	1,866	-	1,866	General and administrative
83011 · Postage & Freight	127	-	127	41	-	41	435	-	435	General and administrative
83012 · Telephone	-	-	-	-	-	-	64	-	64	General and administrative
83101 · Bank Charges	45	-	45	180	-	180	210	-	210	General and administrative
83102 · Web Expense	673	-	673	903	-	903	946	-	946	General and administrative
83103 · Outside Services	-	-	-	9,555	-	9,555	8,820	-	8,820	General and administrative
83104 · Credit Card Fees	-	-	-	-	-	-	29,630	-	29,630	General and administrative
83201 · Expensed Equipment	686	-	686	-	-	-	-	-	-	General and administrative
84000 · Accounting and Tax Services	4,376	-	4,376	3,305	-	3,305	3,553	-	3,553	General and administrative
84050 · Advisory Board Member Fees	-	-	-	-	-	-	80,000	-	80,000	General and administrative
84101 · Legal Fees Paid to Attorneys	39,684	(17,275)	22,409	21,324	(10,451)	10,873	51,807	(32,469)	19,339	General and administrative
84102 · Misc. Legal Fees	250	-	250	133	-	133	125	-	125	General and administrative
84103 · Legal - Filing Fees	12,569	(2,065)	10,503	8,982	(8,107)	875	12,307	(8,510)	3,797	General and administrative
84220 · Product Liabilty Insurance	12,858	-	12,858	16,874	-	16,874	16,376	-	16,376	General and administrative
95101 · Interest Expense	25,572	-	25,572	107,378	-	107,378	67,126	-	67,126	Interest expense
95102 · Interest Income	-	-	-	-	-	-	(12)	-	(12)	Interest income
95299 · Extraordinary (Income) / Expens	-	-	-	(242,961)	242,961	(0)	-	-	-	Gain on forgiveness
99020 · Franchise & Other Taxes	670	-	670	20	-	20	670	-	670	Other expense/(income)
TOTAL	0	(0)	0	-	0	0	(0)	0	(0)	



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2021 Adjusting Journal Entries

AJE#	Account	Debit	Credit
	To reclassify legal fees relating to patents from G&A to R&D		
1	64101 · Legal Fees Paid to Attorneys	32,469	
	64103 · Legal - Filing Fees	8,510	
	84101 · Legal Fees Paid to Attorneys		32,469
	84103 · Legal - Filing Fees		8,510
2	*To record APIC for expenses forgiven in exchange for options*		
	32001 · *Retained Earnings	229,349	
	31050 · Paid in Capital		229,349
3	*To record option expense*		
	32001 · *Retained Earnings	50,521	
	31050 · Paid in Capital		255,131
	Stock Option expense R&D	79,231	
	Stock Option expense	125,379	
4	**To reclassify ap to Robbling to accrued interest**		
	20000 · Accounts Payable	39,121	
	Accrued interest Robbling		39,121
5	23000 · Accrued Expenses		22,359
	32001 · *Retained Earnings	22,359	
	95299 · Extraordinary (Income)/Expense		
6	**To reclassify related party payables**		
	20000 · Accounts Payable	613,606	
	Accounts payable-RP		613,606
7	**To reclassify wage and tax expense**		
	81100 · Wage Expense R&D	100,000	
	81100 · Wage Expense		100,000
	81200 · Payroll Taxes R&D	6,487	
	81200 · Payroll Taxes		6,487
		1,307,031	1,307,031



-

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2020 Adjusting Journal Entries

AJE#	Account	Debit	Credit
1	64101 · Legal Fees Paid to Attorneys	10,451	
	64103 · Legal - Filing Fees	8,107	
	84101 · Legal Fees Paid to Attorneys		10,451
	84103 · Legal - Filing Fees		8,107
	To reclassify legal fees relating to patents from G&A to R&D		
2			
	To record APIC for expenses forgiven in exchange for options		
	95299 · Extraordinary (Income)/Expense	242,961	
	31050 · Paid in Capital		229,349
	95299 · Extraordinary (Income)/Expense		13,612
3	*To record option expense*		
	32001 · *Retained Earnings	16,420	
	Stock Option expense R&D	13,205	
	Stock Option expense	20,896	
	31050 · Paid in Capital		50,521
4	**To reclassify ap to Robbling to accrued interest**		
	20000 · Accounts Payable	80,424	
	Accrued interest Robbling		80,424
5	To reverse client AJEs to reverse tax accruals		
	23000 · Accrued Expenses		13,612
	23000 · Accrued Expenses		8,747
	81200 · Payroll Taxes	8,747	
	95299 · Extraordinary (Income)/Expense	13,612	
6	**To reclassify related party payables**		
	20000 · Accounts Payable	381,455	
	Accounts payable-RP		381,455
7	**To reclassify wage and tax expense**		
	81100 · Wage Expense R&D	76,408	
	81100 · Wage Expense		76,408
	81200 · Payroll Taxes R&D	3,336	
	81200 · Payroll Taxes		3,336
		872,686	872,686

2019 Adjusting Journal Entries

AJE#	Account	Debit	Credit
1	64101 · Legal Fees Paid to Attorneys	17,275	
	64103 · Legal - Filing Fees	2,065	
	84101 · Legal Fees Paid to Attorneys		17,275
	84103 · Legal - Filing Fees		2,065
	To reclassify legal fees relating to patents from G&A to R&D		
2	*To record option expense*		
	Stock Option expense	16,420	
	31050 · Paid in Capital		16,420
3	**To reclassify ap to Robbling to accrued interest**		
	20000 · Accounts Payable	3,671	
	Accrued interest Robbling		3,671
		$ 39,431	$ 39,431

P L B
T G

EXHIBIT B

SUBSCRIPTION AGREEMENT

QUADVANTAGE TECHNOLOGIES, INC.
SUBSCRIPTION AGREEMENT
(Including investment representations)

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

IMPORTANT:
This document contains significant representations.
Please read carefully before signing.

QuadVantage Technology, Inc.
Attn: CEO
6325 Falls of Neuse Rd. Suite 35-122
Raleigh, NC 27615
invest.quadvantage.com

Ladies and Gentlemen:

The undersigned subscriber (the "**Subscriber**") understands that QuadVantage Technology, Inc., a corporation organized under the laws of Delaware (the "**Company**"), is offering up to Five Million Dollars (US$5,000,000) of Series CF Nonvoting Preferred Stock, par value $0.001 per share (the "**Shares**" or "**REG CF SECURITIES**"), at a purchase price of $2.50 per share (the "**Per REG CF SECURITY Purchase Price**") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, and all exhibits thereto, filed by the Company with the U.S. Securities and Exchange Commission (the "**SEC**") on or after July 22, 2022 (as such Form C may be amended, updated or supplemented from time to time, the "**Form C**"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding under the Securities Act ("**Regulation Crowdfunding**") and without registration of the Shares under the Securities Act or any applicable state securities laws (the "**Offering**") through the Company's offering portal platform provided by DEALMAKER SECURITIES, LLC (the "**Intermediary**"). The aggregate number of REG CF SECURITIES sold in the offering shall not exceed 2,000,000[1]. The Company may accept subscriptions until the Termination Date (as defined in the Form C). Providing that subscriptions for 10,000 REG CF SECURITIES are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of the offering (each, a "**Closing**"), on various dates at or prior to the Termination Date (each a "**Closing Date**"). Capitalized terms not otherwise defined have the meanings set forth in the Form C.

Subscriber commits and subscribes to purchase from the Company such number of REG CF SECURITIES set forth below and upon the terms and conditions set forth herein. Subscriber understands that this Subscription Agreement is conditioned upon Company's acceptance of

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[1] The total amount of Shares issued in this offering may exceed 2,000,000 as the intermediary for this offering is entitled to receive compensation equal to one percent (1%) of all securities sold. This means the maximum number of Shares that may be issued in this offering is 2,020,000.

subscriptions. If this Subscription Agreement has been accepted (in whole or in part), any REG CF SECURITIES subscribed to hereby shall be issued to Subscriber in uncertificated, book entry form.

1. **Subscription.**

   a. Subscriber hereby subscribes for and agrees to purchase such number of REG CF SECURITIES set forth on the signature page hereto, at the Per REG CF SECURITY Purchase Price, for the aggregate subscription price set forth on the signature page hereto, upon the terms and conditions set forth herein.

   b. Payment of the aggregate purchase price for the REG CF SECURITIES shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the REG CF SECURITIES in accordance with the online payment process established by the Intermediary.

   c. Payment for the REG CF SECURITIES shall be received by Enterprise Bank and Trust (the "**Escrow Agent**") from Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the REG CF SECURITIES then owned by undersigned reflected on the books and records of the Company and verified by DealMaker Transfer Agent LLC, which shall bear a notation that the REG CF SECURITIES were sold in reliance upon Regulation CF.

   d. Subscriber acknowledges that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part. Subscriber understands that, should this subscription be accepted only in part, Subscriber's total purchase price and the dollar amount of the REG CF SECURITIES to be issued to Subscriber shall be reduced to reflect such partial acceptance.

2. **Representations and Warranties of the Company.** The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

   a. <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

   b. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the REG CF SECURITIES in accordance with this Subscription Agreement has been duly authorized by all necessary corporate actions on the part of the Company. The REG CF SECURITIES, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable and will conform in all material respects to the description thereof set forth in the Form C.

d. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the REG CF SECURITIES) are within the Company's powers and have been duly authorized by all necessary corporate actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth herein, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

3. **Representations of Subscriber.** By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. <u>Residency</u>. Subscriber is a bona fide resident of, or, if an entity, the entity is organized or incorporated under the laws of, and is domiciled in, the state identified on the attached signature page.

b. <u>Receipt of Disclosures and Reliance on Subscriber's Own Investigation</u>. Subscriber hereby acknowledges receipt of a copy of the Form C relating to the Offering and has been provided access to a copy of the Company's Amended and Restated Certificate of Incorporation (the "**Charter**") and of the Company's Bylaws (the "**Bylaws**", and together with the Charter, the "**Company's Organizational Documents**") attached as exhibits to the Form C. Subscriber has carefully read the Form C, including the section thereof titled "Risks Factors," and has reviewed the information and documents contained therein and has had access to review the documents filed as exhibits thereto. Subscriber understands that the information and documents contained in and attached to the Form C are important to a review and understanding of the Offering of REG CF SECURITIES. Subscriber has relied solely upon the Form C and investigations made by Subscriber or Subscriber's representatives in making the decision to purchase the REG CF SECURITIES. No statement, printed material or inducement has been given or made by any person associated with the offering of the REG CF SECURITIES which was contrary to the information in the Form C.

Subscriber confirms that the Company has not (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (2) made any representation to Subscriber regarding the legality of an investment in the REG CF SECURITIES under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its legal, tax and investment advisors, that the investment in the REG CF SECURITIES is suitable and appropriate for Subscriber.

c. Valuation. Subscriber acknowledges that the price of the REG CF SECURITIES was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Subscriber's investment will bear a lower valuation.

d. Risks of Investment. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has been given access to full and complete information regarding the Company (including the opportunity to submit questions to members of management of the Company, and review all of the documents described in the Form C and such other documents as Subscriber may have requested in writing) and have utilized such access to its satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Form C. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to its advisors or representatives, by the Company or others with respect to the business or prospects of the Company or its financial condition.

Subscriber understands that an investment in the REG CF SECURITIES is highly speculative and involves a high degree of risk. Subscriber believes the investment is suitable for Subscriber based on Subscriber's investment objectives and financial needs. Subscriber has adequate means for providing for Subscriber's current financial needs and personal contingencies and has no need for liquidity of investment with respect to the REG CF SECURITIES. Subscriber can bear the economic risk of an investment in the REG CF SECURITIES for an indefinite period of time and can afford a complete loss of such investment.

e. Exempt Offering. Subscriber has been advised that the REG CF SECURITIES have not been registered under the Securities Act or under applicable state securities laws (the "**State Laws**") and is offered pursuant to exemptions from registration under the Securities Act and the State Laws. Subscriber understands that the Company's reliance on such exemptions is predicated in part on Subscriber's representations to the Company contained herein.

f. No Cancellation. Subscriber understands that, except as outlined in the Form C or as permitted by applicable law, Subscriber is not entitled to cancel, terminate or revoke this subscription or any agreements hereunder and that this subscription and any such agreements shall survive Subscriber's death, incapacity, bankruptcy, dissolution or termination.

g. Individual Investor Only: Subscriber is of legal age in its state of residence and has legal capacity to execute, deliver and perform its obligations under this Subscription Agreement and to subscribe for and purchase the REG CF SECURITIES subscribed hereunder. The Subscription Agreement is Subscriber's legal, valid and binding obligation, enforceable against Subscriber in accordance with its terms.

h. <u>Entity Investor Only</u>: Subscriber is duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. Subscriber has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and to subscribe for and purchase the REG CF SECURITIES subscribed hereunder. Subscriber will deliver all documentation with respect to its formation, governance and authorization to purchase the REG CF SECURITIES as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement by Subscriber has been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement is its legal, valid and binding obligation, enforceable against Subscriber in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

Subscriber has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. Subscriber has obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable Subscriber to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

i. <u>Legitimate Investment</u>. Subscriber desires to invest in the REG CF SECURITIES for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the REG CF SECURITIES are derived from legitimate and legal sources, and neither such funds nor any investment in the REG CF SECURITIES (or any proceeds thereof) will be used by Subscriber or by any person associated with Subscriber to finance any terrorist or other illegitimate, illegal or criminal activity. Subscriber acknowledges that, due to anti-money laundering regulations, the Company (or its agents) may require further documentation verifying its identity and the source of funds used to purchase the REG CF SECURITIES. Subscriber did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

j. <u>Not a Benefit Plan Investor</u>. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

k. <u>Accuracy of Statements and Representations</u>. Subscriber understands that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the REG CF SECURITIES to Subscriber, and the REG CF

SECURITIES would not be sold to Subscriber if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the REG CF SECURITIES.

l. No Brokerage. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber.

m. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

4. **Restrictions on Transfer of Securities, Automatic Conversion; Mandatory Redemption; Investment Intent; Market Stand-Off.**

a. Transfer Restrictions; Generally. Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Bylaws. Without limiting the foregoing, Subscriber agrees that, during the one-year period beginning on the date on which it acquired REG CF SECURITIES pursuant to this Subscription Agreement, it shall not transfer such securities except:

    i. To the Company;

    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    iii. As part of an offering registered under the Securities Act with the SEC; or

    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

    Subscriber understands further that the Company has no obligation or intention to register any of the REG CF SECURITIES or any shares of capital stock of the Company (or any CF SPV Equity Interests, as defined in the Charter) issuable upon conversion of the REG CF SECURITIES (the REG CF SECURITIES and any such securities issued upon conversion thereof, the "**Securities**"), or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Subscriber understands that for these and other reasons, Subscriber may not be able to liquidate an investment in the Securities for an indefinite period of time.

b. Automatic Conversion. Subscriber understands, further, that pursuant to the terms of the Charter the REG CF SECURITIES will automatically convert into (1) voting shares of common stock of the Company upon the development of a Trading Market (as such term is defined therein) for the voting shares of common stock of the Company or (2) (if determined by the Board of Directors) CF SPV Equity Interests. Subscriber agrees that in the event Subscriber does not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

c. Mandatory Redemption. Subscriber understands that pursuant to the terms of the Charter the Company may (but is not required to) redeem all outstanding REG CF SECURITIES out of legally available funds, at a per share redemption price determined as follows (the "**Redemption Price**"):

    i.   If the redemption occurs on or prior to the 18 month anniversary of the original issue date of any of the REG CF SECURITIES, the per share redemption price shall equal one hundred and five percent (105%) of the purchase price paid for such shares.

    ii. If the redemption occurs after the 18 month anniversary of the original issue date of any of the REG CF SECURITIES, the per share redemption price will equal to the greater of (A) the original per share price paid for such shares, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon and (B) the fair market value (determined in good faith by the Board of Directors) of the REG CF SECURITIES as of the redemption date.

d. Additional Repurchase Rights. In addition to the rights to repurchase shares in the event Subscriber becomes subject to a Disqualification Event (as set forth below), in the event that the Company (or any CF SPV, as defined in the Charter, if the REG CF SECURITIES have been converted into CF SPV Equity Securities) determines that it is likely that within twelve (12) months the securities of the Company (or of the CF SPV) will be held of record by a number of persons that would require the CF SPV or the Company (each a "**CF Issuer**") to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), as required by Section 12(g) or 15(d) thereof, the CF Issuer shall have the option to repurchase any or all of the Securities from each Subscriber to the extent necessary to avoid the requirement to register a class of such CF Issuer's securities under the Exchange Act. Such repurchase shall be made at a per share purchase price equal to the then effective Redemption Price.

e. Restrictions on Transfer and ROFR in Bylaws; Legends. Subscriber understands that in addition to the transfer restrictions applicable under Section 227.501 of Regulation Crowdfunding, any sale, transfer, pledge or other disposition of any of the Securities by Subscriber (i) will require the prior written consent of the Company and compliance with all other transfer restrictions applicable to the Securities (including without limitation the drag-along provisions set forth below and such transfer restrictions, rights of first refusal benefiting the Company set forth in the Company's Organizational Documents), and (ii) will be further restricted by a legend placed on any certificate(s) or other instrument representing the Securities containing substantially the following language:

    "THESE SECURITIES HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER THESE SECURITIES NOR ANY SECURITIES ISSUABLE UPON CONVERSION HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES

LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM."

"THESE SECURITIES ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

"THESE SECURITIES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN DRAG-ALONG PROVISIONS, AS PROVIDED IN AN AGREEMENT BETWEEN THE HOLDER AND THE CORPORATION."

"THESE SECURITIES ARE SUBJECT TO MANDATORY REDEMPTION AND AUTOMATIC CONVERSION, AS PROVIDED IN THE CERTIFICATE OF INCORPORATION OF THE COMPANY."

"THESE SECURITIES ARE SUBJECT TO REPURCHASE BY THE COMPANY, AS PROVIDED IN A SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN THE HOLDER AND THE COMPANY."

as well as any additional legends deemed reasonably necessary by the Company for purposes of compliance by the Company with claimed exemptions under the Securities Act or applicable State Laws or foreign laws, including, but not limited to, restricting transfers of Securities to residents of a particular state for a defined period.

Notwithstanding anything contained in the Organizational Documents to the contrary, if the Board of Directors determines in good faith that issuance or delivery of shares of capital stock or other securities (the "Future Securities") to the Subscriber in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents or in any contract applicable to the securities, would violate applicable law, rule or regulation (including without limitation applicable State Law or the Securities Act), then the Subscriber's right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and Subscriber may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

f. "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, Subscriber, and any transferee of Subscriber (each, a **"Stockholder"**), will not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by such Stockholder, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "**IPO**") filed under the Securities Act. For purposes of this section, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on any certificates representing the shares subject to this section and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Stockholder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period. Each Stockholder will enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. Notwithstanding any other provision contained herein to the contrary, the underwriters for any IPO are intended third-party beneficiaries of this section and will have the right, power and authority to enforce the provisions of this section as though they were parties hereto.

g. <u>Drag-Along Right</u>. In the event that (i) the Board and (ii) the holders of a majority of the then outstanding shares of capital stock of the Company entitled to vote thereon (the "**Qualified Majority**") elect to effect a Sale of the Company (other than to any of their related persons or affiliates), the corporation shall have the right (the "**Drag-Along Right**"), but not the obligation, to require Subscriber to transfer all of the Securities (and all rights or interests therein) to the purchaser in such Sale of the Company on the same terms and conditions as the Qualified Majority. If the Drag-Along Right is exercised by the Company, Subscriber shall take such actions as may be reasonably requested by the Company to consummate the Sale of the Company, including but not limited to waiving any dissenter's appraisal and other similar rights in connection with the Sale of the Company and making any representations, covenants, and indemnitees to the purchaser as are made by the Qualified Majority. For these purposes, a "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the corporation shares representing more than fifty percent (50%) of the outstanding voting power of the corporation; or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as such term is defined in the Organizational Documents.

5. **Accuracy of Information and Investor Qualifications; Indemnity; Notices and Electronic Delivery.**

a. <u>Accuracy of Profile Information and Investor Qualification</u>. In the process of submitting Subscriber's pledge to subscribe for REG CF SECURITIES through the Intermediary, Subscriber completed an investor profile pursuant to which Subscriber provided certain information regarding Subscriber and its desire to invest in the REG CF SECURITIES (the "**Profile Information**"). Subscriber hereby represents and warrants to the Company and the Intermediary that any and all such information provided to the Intermediary, including, but not limited to, information regarding its status as an accredited or non-accredited investor, its financial situation, income, net worth and/or assets, its prior investment history and its experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act, is true, complete and accurate in all respects as of the effective date of this Subscription Agreement and as of the Closing Date. Subscriber understands and acknowledges that the Company and the Intermediary are relying on the accuracy of the Profile Information, and the REG CF SECURITIES would not be sold to Subscriber if any part of such information were untrue. Subscriber hereby agrees that the Company and the Intermediary may rely on the accuracy of such information in connection with any matter relating to the offer or sale of the REG CF SECURITIES to Subscriber. If any statement contained in the Profile Information becomes, for any reason, inaccurate, Subscriber shall immediately notify the Company and the Intermediary, and Subscriber understands and acknowledges that the continued accuracy of the statements contained in this Subscription Agreement and in the Profile Information are of the essence to the Company's sale of the REG CF SECURITIES to Subscriber.

b. <u>Electronic Delivery</u>. Subscriber hereby consents to the delivery of any and all notices by electronic transmission for all purposes and to the fullest extent permitted by law, including the fullest extent set forth in Section 232 of the General Corporation Law of the State of Delaware. Subscriber acknowledges and agrees that any approval or consent of a REG CF SECURITIES holder required hereunder, any agreement in effect with respect to the Securities, or the Company's Organizational Documents may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. If by electronic mail, such notices shall be sent to the electronic mail address set forth below the Subscriber's name on the signature page or to such other electronic mail address as shall be designated by the Subscriber in a written notice sent to the Company at the address on the cover page of this Subscription Agreement. If by posting on an electronic network, such notices shall be posted for at least five (5) business days on the Company's web site (or a platform hosted by an agent of the Company) and the Subscriber shall be notified of such posting at least three (3) business days' in advance either (i) by electronic mail complying as to delivery with the terms set forth above or (ii) by written notice to the Subscriber at the address set forth in the Company's records. Subscriber further acknowledges that the Company may rely on the contact information Subscriber has provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to Subscriber or that responses received from Subscriber are in fact from Subscriber.

6. **Regulation Crowdfunding and "Bad Actor" Compliance.**

Subscriber hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation Crowdfunding promulgated under the Securities Act (a "**Disqualification Event**") is applicable to Subscriber or any of its Rule 503 Related Parties. For purposes of this Agreement, "**Rule 503 Related Party**" shall mean with respect to any person, any other person that is a beneficial owner of such Subscriber's securities for purposes of Rule 503 of Regulation Crowdfunding. Subscriber agrees that, if Subscriber owns twenty percent (20%) or more of the Company's outstanding shares of capital stock or otherwise becomes subject to Rule 503 of Regulation Crowdfunding with respect to the Company at any time, Subscriber will complete, and cause any of its directors, officers, managers, partners or owners who is a beneficial owner of twenty percent (20%) or more of Subscriber's outstanding shares of capital stock to complete, a "**Disqualification Event Questionnaire**" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Subscriber under this Subscription Agreement. Subscriber will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Subscriber completes a Disqualification Event Questionnaire. If Subscriber becomes subject to a Disqualification Event at any date after the date that Subscriber completes a Disqualification Event Questionnaire, Subscriber agrees and covenants to use Subscriber's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the then effective Redemption Price) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation Crowdfunding promulgated under the Securities Act.

7. **Other.**

    a. <u>Additional Information</u>. Subscriber agrees to furnish any additional information that the Company or its counsel deems necessary to verify the responses set forth above. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as an investor (or potential investor) and to execute and deliver such documents as may reasonably be necessary to comply the terms of this Agreement and with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that, in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

    b. <u>Survival; Indemnification</u>. Subscriber understands the meaning and legal consequences of the agreements, representations and warranties contained herein. Subscriber agrees that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the REG CF SECURITIES. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

    c. <u>Choice of Law; Jurisdiction; Waiver of Jury Trial</u>. This Subscription Agreement shall be construed and interpreted in accordance with Delaware law, without regard to Delaware's choice of laws provisions.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED ON THE COVER PAGE AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND

ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETYOR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVESITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

d. <u>Invalidity</u>. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

e. <u>Recapitalization</u>. If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

f. <u>Miscellaneous</u>.

   i. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof. This Subscription Agreement is not transferable or assignable by Subscriber.

   ii. This Subscription Agreement is not transferable or assignable by Subscriber.

   iii. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

   iv. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

   v. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

   vi. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

EXHIBIT C

CERTIFICATE OF INCORPORATION

and

BYLAWAS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "QUADVANTAGE TECHNOLOGY,

INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D.

2022, AT 3:16 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7083604 8100

Authentication: 203670309

SR# 20222705304 Date: 06-14-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

20220630

QUADVANTAGE TECHNOLOGY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

QuadVantage Technology, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is QuadVantage Technology, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on October 2, 2018.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference.

4. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on the date set forth below.



DocuSigned by:
By: Thomas Gutierrez
B3CDDA8ADFB14D1...

Name: Tom Gutierrez

Title: President and Chief Executive Officer

Date: 6/10/2022

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 06/13/2022
FILED 03:16 PM 06/13/2022
SR 20222705304 - File Number 7083604

EXHIBIT A

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
QUADVANTAGE TECHNOLOGY, INC.**

Pursuant to Section 102 of the General Corporation Law of Delaware, the undersigned hereby submits this Certificate of Incorporation for the purposes of forming a business corporation.

ARTICLE I

The name of the corporation is QuadVantage Technology, Inc. (the "**Company**").

ARTICLE II

The address of the registered office of the Company in the State of Delaware is 2140 S. Dupont Highway, Camden, Kent County, Delaware 19934, and the name of the registered agent is Paracorp Incorporated.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law as the same exists or may hereafter be amended (the "**DGCL**").

ARTICLE IV

The total number of shares which the Company shall have authority to issue is Fourteen Million One Hundred Thousand (14,100,000) shares of capital stock, $0.001 par value per share, of which (a) Nine Million (9,000,000) shares shall be Class A Voting Common Stock (the "**Class A Voting Common Stock**"), (b) Three Million (3,000,000) shares shall be Class B Nonvoting Common Stock (the "**Class B Nonvoting Common Stock**", and, collectively with the Class A Voting Common Stock, the "**Common Stock**"), and (c) Two Million One Hundred Thousand (2,100,000) shall be preferred stock. Preferred stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), Two Million One Hundred Thousand (2,100,000) shares of preferred stock are hereby designated the "**Series CF Nonvoting Preferred Stock**" or the "**Preferred Stock**".

The following is a statement of the designations, preferences, voting powers (or lack thereof), relative, participating, optional or other special rights and privileges, and the qualifications, limitations and restrictions thereof in respect of each class of capital stock of the Company.

A.   Class A Voting Common Stock.

1.   Dividends. The voting, dividend and liquidation rights of the holders of Class A Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate. Otherwise, dividends may be paid on the Class A Voting Common Stock as and when declared by the Board of Directors of the Company consistent with applicable law, except that no dividends shall be paid on the Class A Voting Common Stock unless the same dividend shall be concurrently declared and paid on the Class B Nonvoting Common Stock.

2.   Voting Rights. Except as otherwise required by applicable law, the holders of the Class A Voting Common Stock shall be entitled to one vote for each share so held with respect to all matters voted on by the stockholders of the Company.

3.   Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Class A Voting Common Stock shall be entitled to receive that portion of the funds to be distributed to the holders of the Common Stock on a pro rata basis with the holders of the Class B Nonvoting Common Stock, subject to any preferential rights of any then outstanding Preferred Stock. Such funds shall be paid to the holders of the Class A Voting Common Stock on the basis of the number of shares so held by each of them.

B.   Class B Nonvoting Common Stock

1.   Dividends. The voting, dividend and liquidation rights of the holders of Class B Nonvoting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate. Otherwise, dividends may be paid on the Class B Nonvoting Common Stock as and when declared by the Board of Directors of the Company consistent with applicable law, except that no dividends shall be paid on the Class B Nonvoting Common Stock unless the same dividend shall be concurrently declared and paid on the Class A Voting Common Stock.

2.   Voting Rights. Except as otherwise required by applicable law, the holders of the Class B Nonvoting Common Stock shall not be entitled to vote.

3.   Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Class B Nonvoting Common Stock shall be entitled to receive that portion of the funds to be distributed to the Common Stock on a pro rata basis with the holders of the Class A Voting Common Stock, subject to any preferential rights of any then outstanding Preferred Stock. Such funds shall be paid to the holders of the Class B Nonvoting Common Stock on the basis of the number of shares so held by each of them.

4.   Mandatory Conversion.

a.   Shares of Class B Nonvoting Common Stock shall be converted on a one-for-one (1-for-1) share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Class A Voting Common Stock as and when declared by the Board of Directors and approved by the holders of at least sixty-five percent (65%) of the then issued and outstanding shares of Class A Voting Common Stock.

b.   Each share of Class B Nonvoting Common Stock which remains outstanding immediately prior to the date of the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of Common Stock for the account of the Company (the "**IPO**") shall automatically be converted into one (1) share of Class A Voting Common Stock, as adjusted for stock dividends, stock divisions or combinations immediately prior to, and contingent upon, the closing of the IPO.

c.   All holders of shares of Class B Nonvoting Common Stock subject to the mandatory conversion provisions set forth in (a) and (b) above, shall be given at least ten (10) days prior written notice of the date fixed and place designated for mandatory conversion of the Class B Nonvoting Common Stock. Such notice shall be sent by first class mail, postage pre-paid, to each holder of the Class B Nonvoting Common Stock at such holder's address as shown on the records of the Company. On or before the date so fixed for conversion, each such holder of shares of Class B Nonvoting Common Stock shall surrender his certificate(s) for all such shares to the Company at the place designated in such notice and shall thereafter receive certificate(s) for the number of shares of Class A Voting Common Stock to which the holder is entitled.

C.   Preferred Stock

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part C of this Article IV refer to sections of this Part C.

1.   Dividends.

a.   Discretionary Dividends. The holders of outstanding shares of Preferred Stock shall be entitled to receive in any fiscal year of the Company, when and as declared by the Board, out of any assets at the time legally available therefor, before any dividend or other distributions shall be declared and paid upon or set aside for the Common Stock in such fiscal year, dividends or other distributions payable in cash or other property in an amount per share of Preferred Stock for such fiscal year at least equal to the product of (a) the per share amount, if any, of the dividend or other distribution declared, paid or set aside for the Common Stock in such fiscal year, multiplied by (b) the number of shares (including fractional shares) of Common Stock into which each such share of Preferred Stock is convertible immediately after the close of business on the record date fixed for such dividend. The right to such dividends or other distributions on shares of Preferred Stock shall not be cumulative, and no right shall accrue to holders of shares of Preferred Stock by reason of the fact that dividends on such shares are not declared in any prior year, nor shall any undeclared or unpaid dividend bear or accrue interest.

b.   Series CF Nonvoting Preferred Stock Mandatory Dividends. In addition to any rights under Section 1.a above, each share of Series CF Nonvoting Preferred Stock, shall be entitled to receive a mandatory dividend equal to 5% of the original issue price of $2.50 per share (the "*Original Issue Price*") for each share of such series of Preferred Stock, per annum, payable when and as declared by the Board of Directors (the "*Accruing Dividends*"). Any such dividend which is not paid shall accrue annually on each succeeding twelve (12) month anniversary of the date on which the first share of a such series of Preferred Stock was issued by the Company (the "*Original Issue Date*"). All such dividends shall accrue on each share of Series CF Nonvoting Preferred Stock from the Original Issue Date of such series of Preferred Stock, whether or not such dividend is declared. Such dividend shall be payable (i) in cash upon a Deemed Liquidation Event (as defined below) or a redemption of the Series CF Nonvoting Preferred Stock, (ii) through conversion into shares of Common Stock at a conversion price equal to the Original Issue Price of such series of Preferred Stock upon any conversion of such series of Preferred Stock, and (iii) at such other times as are determined by the Board of Directors, out of any assets at the time legally available therefor and subject to any other applicable provisions set forth herein. The holders of Common Stock shall not share in any dividends payable to the holders of Series CF Nonvoting Preferred Stock pursuant to this Section 1.b.

        2.   <u>Voting Rights</u>.

        a.   Except as otherwise required by applicable law, the holders of Series CF Nonvoting Preferred Stock shall not be entitled to vote. In connection with any right to vote required by applicable law, each holder of Series CF Nonvoting Preferred Stock will have one vote for each share of Common Stock into which the Series CF Nonvoting Preferred Stock may be converted (other than any vote required by applicable law to be among the class of Preferred Stock, in which case, each share of Series CF Nonvoting Preferred Stock shall have one vote per share).

        b.   The number of authorized shares of Series CF Nonvoting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        3.   <u>Liquidation Rights.</u>

        a.   <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock (plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon) been converted into Common Stock at a conversion rate of one (1) share of Series CF Nonvoting Preferred Stock for one (1) share of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) immediately prior to such liquidation, dissolution, winding up or Deemed

Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "*Liquidation Amount*"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 3.a, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

      b.   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 3.a shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

      c.   Deemed Liquidation Events.

      i.   Definition. Each of the following events shall be considered a "*Deemed Liquidation Event*" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "*Requisite Holders*") elect otherwise by written notice sent to the Company at least 5 days prior to the effective date of any such event:

      1.   a merger or consolidation in which

      a.   the Company is a constituent party or

      b.   a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

      2.   (A) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

d. Effecting a Deemed Liquidation Event. The Company shall not have the power to effect a Deemed Liquidation Event referred to in Section 3.c.i.1.a unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Company in accordance with Sections 3.a and 3.b.

4. Automatic Conversion.

a. Defined Terms: For purposes hereof:

i. "*Automatic Conversion Time*" shall mean either a Trading Market Automatic Conversion Time (as defined below) or the CF-SPV Automatic Conversion Time (as defined below).

ii. A "*CF SPV*" shall mean a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended ("*Regulation CF*").

iii. The "*CF SPV Equity Interests*" shall mean the equity interests of the CF SPV issued upon conversion of the Series CF Nonvoting Preferred Stock.

iv. The "*Conversion Equity*" shall mean the shares of Traded Stock (as defined below) and/or CF SPV Equity Interests issued to the holders of Series CF Nonvoting Preferred Stock pursuant to this Section 4.

v. "*Trading Market*" means that (i) shares of Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Traded Stock, (iii) or that transfers of the Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the Company has authorized the trading system.

b. Automatic Conversion Triggers. In addition to any contractual conversion rights set forth in any agreement between the Company and any holder of shares of Series CF Nonvoting Preferred Stock:

i. upon the development of any Trading Market for the shares of Common Stock or other class into which the Common Stock is reorganized (collectively, "*Traded Stock*"), then all outstanding shares of Series CF Nonvoting Preferred Stock (plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon) shall automatically be converted into shares of Traded Stock, at a conversion rate of one (1) share of Series CF Nonvoting Preferred Stock for one (1) share of the Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Traded Stock)(the time of such event, the "*Trading Market Automatic Conversion Time*"); provided, however, that the Company may require each holder of Series CF Nonvoting Preferred Stock to enter into a customary market standoff agreement in a form acceptable to the Company before any shares of Traded Stock may be issued to such holder.

     ii. in the event the Board of Directors of the Company determines in good faith that it is advisable to for the Company to utilize a CF SPV in the future, then all outstanding shares of Series CF Nonvoting Preferred Stock (plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon) shall automatically be converted into CF SPV Equity Interests, at a conversion rate of one (1) share of Series CF Nonvoting Preferred Stock for one (1) unit or corresponding membership interest in the CF SPV (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the CF SPV Equity Interests)(the time of such event, the "*CF SPV Automatic Conversion Time*"); provided, however, that the Company may require each holder of Series CF Nonvoting Preferred Stock to enter into an operating agreement that complies with the requirements of Regulation CF, a subscription agreement and/or market standoff agreement in a form acceptable to the Company before any CF SPV Equity Interests may be issued to such holder.

     c. Mechanics of Conversion. In the event of mandatory conversion pursuant to subparagraph 4.b, all affected holders of record of shares of Series CF Nonvoting Preferred Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series CF Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series CF Nonvoting Preferred Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice. If so required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series CF Nonvoting Preferred Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the Company shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series CF Nonvoting Preferred Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series CF Nonvoting Preferred Stock and/or Preferred Stock accordingly.

    5. Mandatory Redemption.

a. At any time (in its sole discretion), the Company, by written notice to the holders of Series CF Nonvoting Preferred Stock in accordance with the terms hereof, may redeem, using funds legally available therefor, all outstanding shares of Series CF Nonvoting Preferred Stock at the applicable per share redemption price as described follows:

i. If the Redemption Date (as defined below) occurs on or prior to the eighteen (18) month anniversary of the Original Issue Date of the Series CF Nonvoting Preferred Stock, the per share redemption price shall equal one hundred and five percent (105%) of the Original Issue Price (as adjusted for any stock split or other recapitalization or reclassification effected after the date hereof, but not adjusted for any dividends declared with respect to such stock).

ii. If the Redemption Date occurs after the eighteen (18) month anniversary of the Original Issue Date of the Series CF Nonvoting Preferred Stock, the per share redemption price shall equal the greater of (A) the Original Issue Price (as adjusted for any stock split or other recapitalization or reclassification effected after the date hereof, but not adjusted for any dividends declared with respect to such stock), plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon and (B) the fair market value (determined in good faith by the Board of Directors) of the Series CF Nonvoting Preferred Stock as of the Redemption Date (as defined below).

The Company shall not be entitled to redeem any shares of Series CF Nonvoting Preferred if on the Redemption Date Delaware law governing distributions to stockholders prevents the Company from redeeming all such shares.

b. Mechanics of Redemption.

i. The Company shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Series CF Nonvoting Preferred Stock subject to such redemption not less than thirty (30) days prior to the effective date of such redemption (the "**Redemption Date**"). Each Redemption Notice shall state (i) the number of shares of Series CF Nonvoting Preferred Stock held by the holder that the Company shall redeem (which must be all such shares held by the holder), (ii) the Redemption Date and the applicable redemption price and (iii) for holders of shares in certificated form, that the holder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series CF Nonvoting Preferred Stock to be redeemed.

ii. On or before the applicable Redemption Date, each holder of shares of Series CF Nonvoting Preferred Stock shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company or its designated transfer agent or paying agent, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable redemption price for such shares shall be payable to the order of the person whose name appears on such book entry (or certificate or certificates) as the owner thereof.

      iii.   If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the applicable redemption price payable upon redemption of the shares of Series CF Nonvoting Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding whether any certificates evidencing any of the shares of Series CF Nonvoting Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series CF Nonvoting Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the applicable redemption price without interest upon surrender of any such certificate or certificates therefor.

      6.   <u>General Provisions Applicable to Automatic Conversion and Mandatory Redemption</u>.

      a.   Any shares of Series CF Nonvoting Preferred Stock that are redeemed, converted or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series CF Nonvoting Preferred Stock following redemption, conversion or acquisition.

      b.   Any notice required or permitted by the provisions of this Article IV, Part C to be given to a holder of shares of Series CF Nonvoting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

      c.   No fractional shares of capital stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of capital stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

      7.   <u>Waiver</u>. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

ARTICLE V

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE VI

The Board of Directors of the Company (the "**Board**") has the power to adopt, amend or repeal the Bylaws of the Company.

ARTICLE VII

Elections of members of the Board may be, but are not required to be, by written ballot.

ARTICLE VIII

No member of the Board shall have personal liability arising out of an action whether by or in the right of the Company or otherwise for monetary damages for breach of fiduciary duty as a member of the Board; provided, however, that the foregoing shall not limit or eliminate the liability of a member of the Board (i) for any breach of such member's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any successor provision, (iv) for any transaction from which such member of the Board derived an improper personal benefit, or (v) acts or omissions occurring prior to the date of the effectiveness of this provision.

Furthermore, notwithstanding the foregoing provision, if the DGCL is amended or enacted to permit further limitation or elimination of the personal liability of the director, the personal liability of the members of the Board shall be limited or eliminated to the fullest extent permitted by the applicable law.

This provision shall not affect any provision permitted under the DGCL, in this Certificate of Incorporation, or in the Bylaws or any contract or resolution of the Company indemnifying or agreeing to indemnify a member of the Board against personal liability. Any repeal or modification of this provision shall not adversely affect any limitation hereunder on the personal liability of any member of the Board with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

Except as provided in Article VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

BYLAWS

OF

QUADVANTAGE TECHNOLOGY, INC.

A DELAWARE CORPORATION

October 2, 2018

BYLAWS

OF

QUADVANTAGE TECHNOLOGY, INC.

ARTICLE I
OFFICES

Section 1.1.   Principal Office.   The principal office of Quadvantage Technology, Inc. (the "**Company**") shall be located in such place as is designated by the Board.

Section 1.2.   Registered Office.   The registered office of the Company required by law to be maintained in the State of Delaware may be, but need not be, identical with the principal office.

Section 1.3.   Other Offices.   The Company may have offices at such other places, either within or without the State of Delaware, as the Board may from time to time determine or as the affairs of the Company may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.1.   Place of Meetings.   All meetings of stockholders shall be held at the principal office of the Company or at such other place, either within or without the State of Delaware, as shall determined by the Board (the "**Board**").   The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**").

Section 2.2.   Annual Meeting.   An annual meeting of stockholders shall be held for the election of Directors at such date and time as may be designated by resolution of the Board from time to time.   Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, provided that (i) the stockholders are permitted to act by written consent under the Certificate of Incorporation of the Company (the "**Certificate of Incorporation**") and these Bylaws, (ii) the stockholders take action by written consent to elect Directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which Directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.3.   Special Meetings.   A special meeting of the stockholders may be called at any time by the Board, the Chairperson of the Board, the Chief Executive Officer or the President (in the absence of a Chief Executive Officer).   If any person(s) other than the Board calls a special meeting, the request shall: (i) be in writing; (ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company. The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with the provisions of Section 2.5 of these Bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

Section 2.4. <u>Notice of Stockholders' Meetings</u>. All notices of meetings of stockholders shall be sent or otherwise given in accordance with either Section 2.5 or Section 8.5 of these Bylaws not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Section 2.5. <u>Manner of Giving Notice; Affidavit of Notice</u>. Notice of any meeting of stockholders shall be given:

(a) if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Company's records; or

(b) if electronically transmitted as provided in Section 8.5 of these Bylaws.

An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or any other agent of the Company that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.6. <u>Quorum</u>. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, then either: (i) the chairperson of the meeting; or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in Section 2.7 of these Bylaws, until a quorum is present or represented. The stockholders at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of sufficient stockholders to leave less than a quorum.

Section 2.7. <u>Adjourned Meeting; Notice</u>. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.8. <u>Conduct of Meetings</u>.

(a) <u>Chairperson of the Meeting</u>. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in the Chairperson's absence by the Vice Chairperson of the Board, if any, or in the Vice Chairperson's absence by the Chief Executive Officer (if one has been duly elected), or in the Chief Executive Officer's absence by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

(b) <u>Rules and Procedures</u>. The Board may adopt by resolution such rule, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulation or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restriction on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.9. <u>List of Stockholders Entitled to Vote</u>. The officer of the Company who has charge of the stock ledger of the Company shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include the electronic mail address or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the Company's principal executive office. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or the books of the Company, or to vote in person or by proxy at any meeting of stockholders and of the number of shares held by each such stockholder.

Section 2.10. <u>Voting</u>.

(a) Except as may be otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

(b) At all meetings of stockholders for the election of Directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

(c) Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, the requirement of a written ballot for the election of Directors shall be satisfied by a ballot submitted by electronic transmission (as defined in <u>Section 8.5</u> of these Bylaws), provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

(d) Shares of its own stock owned by the Company, directly or indirectly, through a subsidiary or otherwise, shall not be voted and shall not be counted in determining the total number of shares entitled to vote; <u>provided</u>, <u>however</u>, that shares held in a fiduciary capacity may be voted and shall be counted to the extent provided by law.

Section 2.11. <u>Record Date for Stockholder Notice; Voting; Giving Consents</u>. In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

(i)   in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting;

(ii)   in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board; and

(iii)   in the case of determination of stockholders for any other action, shall not be more than 60 days prior to such other action.

If no record date is fixed by the Board:

(i)   the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii)   the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii)   the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 2.12. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

Section 2.13. <u>Stockholder Action by Written Consent Without a Meeting.</u> Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by the DGCL to be taken at any annual or special meeting of the stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be delivered to the Company, whether done before or after the action so taken, but in no event later than 60 days after the earliest dated consent delivered in accordance with Section 228 of the DGCL. When corporate action is taken without a meeting by less than unanimous written consent, prompt notice shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

ARTICLE III
DIRECTORS

Section 3.1.   <u>General Powers</u>. Subject to the provisions of the DGCL and any limitations in the Certificate of Incorporation or these Bylaws related to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Company shall be managed by or under the direction of the Board.

Section 3.2.   <u>Number, Term and Qualification</u>.

(a)   <u>Number of Directors</u>. Except as otherwise provided in the Certificate of Incorporation, the number of Directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the Board, <u>provided</u>, that the Board shall consist of at least one member. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office otherwise expires.

(b)   <u>Term of Office</u>. Each Director shall hold office until such Director's death, resignation, retirement, removal, disqualification, or such Director's successor is elected and qualifies.

(c)   <u>Qualification</u>. Directors need not be residents of the State of Delaware or stockholders of the Company.

Section 3.3.   <u>Election of Directors</u>. Except as provided in <u>Section 3.5</u> of these Bylaws and unless Directors are elected by written consent in lieu of an annual meeting, the Directors shall be elected at each annual meeting of stockholders. Those persons who receive the highest number of votes shall be deemed to have been elected. Unless otherwise provided in the Certificate of Incorporation, election of Directors shall be by written ballot, voice vote or such other means as permitted by law.

Section 3.4. Removal; Resignation.

(a) <u>Removal</u>. Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any Director or the entire Board may be removed from office, with or without cause, by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors. If a Director is elected by the holders of any class or classes of stock or series thereof, only such stockholders may participate in the vote to remove that Director. If any Directors are so removed, new Directors may be elected at the same meeting.

(b) <u>Resignation</u>. Any Director may resign by delivering a resignation in writing or by electronic transmission to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later time or upon the happening of some later event.

Section 3.5. <u>Vacancies</u>. Unless otherwise provided in the Certificate of Incorporation or these Bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of Directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more Directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by the sole remaining Director so elected.

A Director elected to fill a vacancy shall be elected for the unexpired term of such Director's predecessor in office.

If at any time, by reason of death or resignation or other cause, the Company should have no Directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the Directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such Directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the Directors chosen by the Directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

Section 3.6. <u>Compensation</u>. The Board may provide for the compensation of Directors for their services as such and may provide for the payment of any and all expenses incurred by the Directors in connection with such services.

Section 3.7. <u>Committees</u>.

(a) <u>Establishment; Composition of Committees</u>. The Board, by resolution adopted by a majority of the Directors then in office, may designate one or more committees, each committee to consist of one or more of the Directors of the Company. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(b) <u>Powers of Committees</u>. Any such committee, to the extent provided in the resolution of the Board or these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it; but no such committee shall have the power or authority to: (i) adopt, amend or repeal any bylaw of the Company; or (ii) approve or adopt, or recommend to the stockholders any action or matter expressly required by the DGCL to be submitted to stockholders for approval.

(c) <u>Meetings and Action of Committees</u>. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 4.1 (Place of Meetings; Meetings by Telephone);

(ii)   Section 4.3 (Regular Meetings);

(iii)   Section 4.4 (Special Meetings);

(iv)   Section 4.5 (Notice of Meetings);

(v)   Section 4.6 (Quorum);

(v)   Section 4.8 (Board Action by Written Consent Without a Meeting); and

        (vi)   Section 9.3 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however:

        (i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

        (ii)   special meetings of committees may also be called by resolution of the Board or by resolution of the committee; and

        (iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE IV
MEETINGS OF DIRECTORS

Section 4.1. Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 4.2. Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 4.3. Regular Meetings. Regular meetings of the Board may be held at such time and place as shall be determined from time to time by the Board.

Section 4.4. Special Meetings. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two Directors.

Section 4.5. Notice of Meetings.

    (a)   Regular Meetings. Regular meetings of the Board may be held without notice.

    (b)   Special Meetings. Notice of the time and place of special meetings shall be:

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile; or

(iv)   sent by electronic mail,

directed to each Director at that Director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the Director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

Section 4.6.   Quorum. A majority of the Directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board. If a quorum is not present at any meeting of the Board, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.7.   Manner of Acting.

(a)   The act of a majority of the Directors then in office shall be the act of the Board, unless a greater number is required by law, the Certificate of Incorporation, or a bylaw adopted by the stockholders.

(b)   A Director of the Company, who is present at a meeting of the Board at which action on any corporate matter is taken, shall be presumed to have assented to the action taken unless such Director's contrary vote is recorded or such Director's dissent is otherwise entered in the minutes of the meeting or unless he or she shall file such Director's written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right of dissent shall not apply to a Director who voted in favor of such action.

Section 4.8.   Board Action By Consent Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may by taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE V
OFFICERS

Section 5.1. Officers. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person.

Section 5.2. Appointment; Term. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Sections 5.3 and 5.5 of these Bylaws, subject to the rights, if any, of an officer under any contract of employment. Each officer shall hold office until such officer's death, resignation, retirement, removal, disqualification, or until such officer's successor is elected and qualifies, unless a different term is specified in the resolution of the Board appointing such officer.

Section 5.3. Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.4. Removal and Resignation of Officers.

(a) Removal. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

(b) Resignation. Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

Section 5.5. Vacancies in Office. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in Section 5.2 of these Bylaws.

Section 5.6. Representation of Shares of Other Corporations. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.7. <u>Authority and Duties of Officers</u>. Except as otherwise provided in these Bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE VI
CERTIFICATES FOR SHARES AND OTHER TRANSFERS

Section 6.1. <u>Stock Certificates; Partly Paid Shares</u>. The shares of the Company shall be represented by certificates, <u>provided</u>, <u>however</u>, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or any Vice President of the Company, and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile or may be engraved or printed or omitted if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Company itself or an employee of the Company. In case any officer, transfer agent or registrar who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 6.2. <u>Transfer of Shares</u>. Transfer of shares shall be made on the stock transfer books of the Company only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by such holder's duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

Section 6.3.   Restrictions on Transfer.

(a)   S-Corp Preservation. If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all stockholders of the Company. Any such disposition or transfer that does not comply with the terms of this Section 6.3(a) shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b)   Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in this Section 6.3(b). Any purported transfer or disposition of shares in violation of the terms of this Section 6.3(b) shall be void and the Company shall not recognize or give any effect to such transaction.

i.   An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of this Section 6.3(b).

ii.   Any stockholder or transferee who wishes to transfer all or any part of such stockholder's shares of the Company (hereinafter "**Offeror**"), other than as permitted in Section 6.3(b)(i) above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (1) rejected by the Company; or (2) the expiration of a period of 30 days after delivery of such written offer to the Company, whichever shall first occur.

iii.   Every written offer submitted in accordance with the provisions of this Section 6.3(b) shall specifically name the person to whom the Offeror intends to transfer the shares, the number of shares which such Offeror intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the Offeror shall be free to transfer, for a period of 3 months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

iv.   Every written offer submitted to the Company shall be deemed to have been delivered when delivered to the principal office of the Company or if and when sent by prepaid certified mail, or delivered by hand to the President of the Company at the principal office of the Company.

v.   If any consideration to be received by the Offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

vi.   The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

vii.   The provisions of this Section 6.3(b) may be waived with respect to any transfer either by the Company, upon duly authorized action by the Board, or by the stockholders, upon the written consent of the holders of at least a majority of the voting power of the Company (excluding the votes represented by those shares to be transferred by the Offeror).

viii.   In the event of any conflict between the terms of this Section 6.3(b) and any written agreement between the Company and any stockholder of the Company, the terms of such written agreement shall control, and the provisions of this Section shall not be applicable.

ix.   The restrictions set forth in this Section 6.3(b) shall terminate upon the closing of a public offering of securities of the Company registered under the Securities Act of 1933, as amended.

x.   Every certificate representing shares of the Company shall bear the following legend in substantially the following form prominently displayed:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE, AND THE TRANSFER THEREOF, ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVISIONS OF THE BYLAWS OF THE COMPANY, A COPY OF WHICH IS ON FILE IN, AND MAY BE EXAMINED AT, THE PRINCIPAL OFFICE OF THE COMPANY."

Section 6.4.   Lost Certificates. The officers of the Company may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the officers of the Company may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed, or otherwise to indemnify the Company against such loss.

Section 6.5. Holder of Record. The Company may treat as absolute owner of the shares the person in whose name the shares stand of record on its books just as if that person had full competency, capacity, and authority to exercise all rights of ownership irrespective of any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate; except that any person furnishing to the Company proof of his/her appointment as a fiduciary shall be treated as if he or she were a holder of record of the Company's shares.

Section 6.6. Treasury Shares. Treasury shares of the Company shall consist of such shares as have been issued and thereafter acquired but not canceled by the Company. Treasury shares shall not carry voting or dividend rights, except rights in share dividends.

ARTICLE VII
INDEMNIFICATION AND REIMBURSEMENT
OF DIRECTORS AND OFFICERS

Section 7.1. Indemnification for Expenses and Liabilities. Any person who at any time serves or has served: (i) as a Director, officer, employee or agent of the Company; (ii) at the request of the Company as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise; or (iii) at the request of the Company as a trustee or administrator under an employee benefit plan, or is called as a witness at a time when he or she has not been made a named defendant or respondent to any Proceeding, shall have a right to be indemnified by the Company to the fullest extent permitted by the DGCL against all Liability (as defined) and Expenses (as defined) in any Proceeding (as defined) (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his or her status as such or activities in any of the foregoing capacities.

The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this Article VII, including, without limitation, to the extent required, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him or her.

Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

The rights granted herein shall not be limited by the provisions contained in Section 145 of the DGCL or any successor to such statute.

Section 7.2. Advance Payment of Expenses. The Company shall (upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent involved to repay the

Expenses described herein unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such Director, officer, employee or agent in defending a Proceeding or appearing as a witness at a time when he or she has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

Section 7.3. Insurance. The Company shall have the power to purchase and maintain insurance (on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability.

Section 7.4. Definitions. The following terms as used in this Article shall have the following meanings. "**Proceeding**" means any threatened, pending or completed action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "**Expenses**" means expenses of every kind, including counsel fees. "**Liability**" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding, and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "**Director**," "**officer**," "**employee**" and "**agent**" include the estate or personal representative of a Director, officer, employee or agent. "**Company**" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1. Dividends. The Board, subject to any restrictions contained in either: (i) the DGCL; or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

Section 8.2. Seal. The corporate seal shall be in such form as may be approved from time to time by the Board. Such seal may be an impression or stamp and may be used by the officers of the Company by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced. In addition to any form of seal adopted by the Board, the officers of the

Company may use as the corporate seal a seal in the form of a circle containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

Section 8.3. Waiver of Notice. Whenever notice is required to be given to any stockholder or Director under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Section 8.4. Fiscal Year. The fiscal year of the Company shall be determined by the Board.

Section 8.5. Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

> (i)   the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

> (ii)   such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

> Any notice given pursuant to the preceding paragraph shall be deemed given:

> (i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

> (ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

> (iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Notwithstanding the foregoing, notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.6.   <u>Records and Reports</u>.

(a)   <u>Maintenance and Inspection of Records</u>.   The Company shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.   A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.   In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder.   The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal executive office.

(b)   <u>Inspection by Directors</u>.   Any Director shall have the right to examine the Company's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a Director.   The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a Director is entitled to the inspection sought.   The Court may summarily order the Company to permit the Director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom.   The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

Section 8.7.   <u>Amendments</u>.   Except as otherwise provided herein, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of the holders of a majority of the voting power of the Company, or, if the Certificate of Incorporation so permits, by the affirmative vote of a majority of the Directors then holding office at any regular or special meeting of the Board or by unanimous written consent.

Section 8.8.   All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

[Remainder of Page Intentionally Left Blank]

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board, effective as of the date first set forth above.

Holly Coldiron
Assistant Secretary

Video Transcripts

Video 1: Video may be accessed at invest.quadvantage.com

Introduction

The knee joint is the largest and one of the most complex joints in the human body.

Movements at the knee joint are essential to many everyday activities, including walking, running, sitting and standing - it is a joint that bears a great deal of stress but is quite fragile

The knee is literally held together by a group of four (4) ligaments

Outside of the lower back, the knee is one of the most commonly injured areas of the body chronic pain routinely manifests itself

The ACL tendon is one of the critical ligaments that governs how the knee moves and keep the joint intact. It is the most injured ligament of the four in the knee.

As society becomes more active and participation in recreational and youth sports increases, the incidence of ACL injuries requiring surgery continues to climb – it is no longer just something professional athletes experience.

ACL reconstruction surgery involves removal of the torn ligament and replacement with a suitable alternative. The ACL will not heal on its own if it is ruptured, it has to be replaced

Mainstream ACL reconstruction procedures utilize Patellar or Hamstring tendons taken from other parts of the knee joint or leg and tendons harvested from cadavers as replacements for the injured ACL -

these procedures can be traumatic and create post-surgical issues that can last a lifetime and at least initially can require increased use of narcotics to ease the pain. Cadaver grafts, while less traumatic are very expensive and have a high failure rate.

The Quadriceps tendon has been shown to have significant advantages over Patellar, Hamstring and Cadaver alternatives but the surgical complexity associated with harvesting it has generally kept it out of the mainstream – QuadVantage intends to change this dynamic!

QuadVantage's patented instruments and procedures facilitate a less painful, stronger, less likely to fail and cosmetically superior Quadriceps ACL reconstruction experience

Why Invest Now

A Growing Market ACL reconstructive surgery is a common procedure that many people undergo – in 2025 nearly 1 Million ACL reconstruction surgeries are expected to be performed in the North America and Europe.

A Market Known for High Returns – Market multiples in the medical device market continue to outpace the industry

Clinically Tested, Proven Products that make ACL reconstruction less traumatic less likely to fail and

easier to recover from – Not just concepts / Real Products !

No long FDA Clinical Trial or Approval Process Left to Navigate Company believes it can commercialize its key products within 6 months of funding

Strong Intellectual Property Portfolio Low-Cost Provider/

Highly Experienced and Invested Team with a Made in America Mentality

A Unique Opportunity Tailored for Investors of any Size

Video 2: Video can be accessed on the Company's website Quadvantage.com and is also incorporated into Video 1

Video shows a former patient (a female gymnast) doing flips

EXHIBIT E: References

Reference Summary Table

ACL Reconstruction Techniques	QuadVantage Quad Autograft	Patellar Autograft (Current Lead Method)	Patellar Allograft (Cadaver)	Hamstring Graft (Next behind Patellar)
Technical Difficulty	Simple **No Bone Plug** Similar level of difficulty as Allograft procedure[*,1] **With Single Bone Plug** Lower level of difficulty than Patellar Autograft and Hamstring procedure[*,1]	Moderate Dual bone plug Excised in unguided manner; requires high skill level Limited to graft availability	Simple Does not require a separate incision, however requires highly specialized fixation techniques	Moderate Requires harvesting of hamstring bundle
Size	Wide Range[2,3]	Limited by size[4]	Limited by size[4]	Inconsistent[3,5]
Strength	Strongest[4,6,7]	Normally adequte[8]	Normally adequte[8]	Weaker[8] Varible and sometimes inadequate (-15%)[*]
Tensile Properties	More favorable than pateller graft[6]	Less favorabel than quad tendon graft[6]	Less favorabel than quad tendon graft[6]	Significant variability[9] Higher Laxity[*]
Regeneration	Yes[7]	Yes(Limited)[7]	No	Not completely
Failure Risk	Very Low[6]	Low[10]	Higher (almost 24% in < 40 yrs old)[11,12]	Low[10]
Graft Disease Transmission Risk	No[11]	No[11]	Yes[11,13,14]	No[11]
Graft Rejection Risk	No[15]	No[15]	Yes[15]	Yes[15]
Post Op Pain	Low[1]	Higher than hamstring tendon graft[16]	Low[1]	Less than patellar autograft[16]
Chronic Plain	Low[1]	Potential development of osteoarthritis reported[17]	Low[1]	Potential development of osteoarthritis reported[17]
Scar/Aesthetics	Small	Large	Small	Small

*Based on the experience of 5 surgeons, with experience across all graft types, who completed over 100 cases during the last 5 years using the QuadVantage Instrument Set. Guides for ensuring a consistent bone plug size and shape, forming of the harvested tendon and ease of amputation of the tendon, once harvested, minimized the level of expertise required to achieve consistent results. Additionally, lower site morbidity was observed in all cases vs Patellar Autograft procedures.

Table References

1. QuadVantage Clinical Evidence: Can be accessed at invest.quadvantage.com

2. Sheean AJ, Musahl V, Slone HS, et al. Quadriceps tendon autograft for arthroscopic knee ligament reconstruction: use it now, use it often. Br J Sports Med. 2018;52:698–701.

3. Sloan HS, Romine SE, Premkumar A, Xerogeanes JW. Quadriceps tendon autograft for anterior cruciate ligament reconstruction: a comprehensive review of current literature and systematic review of clinical results. Arthroscopy. 2015;31(3):541-554.

4. Harris NL, Smith DAB, Lamoreau L, Purnell M. Central quadriceps tendon for anterior cruciate ligament reconstruction part I: morphometric and biomechanical evaluation. Am J Sports Med.1997;25(1):23-28.

5. Magnussen RA, Lawrence TR, West FL, Toth AP, Taylor DC, Garrett WE. Graft size and patient age are predictors of early revision after anterior cruciate ligament reconstruction with hamstring autograft. Arthroscopy. 2012.28(4):526-531.

6. Mouarbes D, Menetrey J, Maro V, Courtot L, Berard E, Cavaignac E. A systematic review and meta- analysis of outcomes for quadriceps tendon autograft versus bone–patellar tendon–bone and hamstring-tendon autografts. Am J SportsMed. 2019;doi:10.1177/0363546518825340.

7. Xerogeanes J. Quadriceps tendongraft for anterior cruciate ligament reconstruction: the graft of the future! Arthroscopy. 2019;35(3)696-697.

8. Cerulli G, Placella G, Sebastiani E, Tei MM, Speziali A, Manfreda F. ACL reconstruction: choosing the graft. Joints. 2013;1(1):18-24.

9. Boniello MR, Schwingler PM, Bonner JM, Robinson SP, Cotter A, Bonner K. Impact of hamstring graft diameter on tendon strength: A biomechanical study. Arthroscopy. 2015;31(6):1084-1090.

10. Samuelsen BT, Webster KE, Johnson NR, Hewett TE, Krych AJ. Hamstring autograft versus patellar tendon autograft for ACL reconstruction: is there a difference in graft failure rate? A meta-analysis of 47,613 patients. Clin Orthop Relat Res.2017;475:2459–2468.

11. Stucken C, Garras DN, Shaner JL, Cohen SB. Infections in anterior cruciate ligament reconstruction. Rothman Institute. 2013. Papwer 59. Available at: https://jdc.jefferson.edu/rothman_institute/59. Accessed October 5, 2019.

12. Griffin LY, Albohm MJ, Arendt EA, et al. Understanding and preventing noncontact anterior cruciate ligament injuries: a review of the Hunt Valley II meeting, January 2005. Am J Sports Med. 2006;34(9):1512-1532.

13. Shelton W, Fagan B. Autografts Commonly Used in Anterior Cruciate Ligament Reconstruction. J Am Acad Orthop Surg. 2011;19:259-264.

14. Centers for Disease Control. MMWR Weekly-Update:Allograft associated bacterial infections-United States, 2002. Available at: https://www.cdc.gov/mmwr/preview/mmwrhtml/mm5110a2.htm. Accessed October 5, 2019.

15. Eagan M, McAllister D. Biology of allograft incorporation. Clin Sports Med. 2009;28:203-214.

16. Okoroha KR, Keller RA, Jung EK, et al. Pain assessment after anterior cruciate ligament reconstruction: bone–patellar tendon–bone versus hamstring tendon autograft. Orthop J Sports Med. 2016; doi: 10.1177/2325967116674924.

17. Barenius B, Ponzer, S, Shalabi A, Bujak R, Norlen L, Eriksson K. Increased Risk of Osteoarthritis After Anterior Cruciate Ligament Reconstruction: A 14-Year Follow-up Study of a Randomized Controlled Trial. AmJ Sports Med.2014;42(5):1049-1057

18. Transparency Research 2021: https://www.transparencymarketresearch.com/acl-reconstruction-market.html (Full report on file at QuadVantage)

Relevant Articles (Active links to these articles can be found on the Company's website (quadvantage.com)

- Quadriceps Tendon Autograft Versus Bone–Patellar Tendon–Bone and Hamstring Tendon Autografts for Anterior Cruciate Ligament Reconstruction: A Systematic Review and Meta-analysis - Wenli Dai, Xi Leng, Jian Wang, Jin Cheng, Xiaoqing Hu, Yingfang Ao, 2021 (sagepub.com)

- The Quad Tendon Graft for ACL Reconstruction — THE SPORTS MEDICINE MINUTE (williamsterett.com) Advantages of a Quad Tendon Graft

- Anterior Cruciate Ligament Reconstruction: A Systematic Review and Meta-analysis of Outcomes for Quadriceps Tendon Autograft Versus Bone–Patellar Tendon–Bone and Hamstring-Tendon Autografts - Dany Mouarbes, Jacques Menetrey, Vincent Marot, Louis Courtot, Emilie Berard, Etienne Cavaignac, 2019 (sagepub.com) Better Results with Quadriceps

- Increased Risk of Revision After Anterior Cruciate Ligament Reconstruction With Soft Tissue Allografts Compared With Autografts: Graft Processing and Time Make a Difference - Gregory B. Maletis, Jason Chen, Maria C.S. Inacio, Rebecca M. Love, Tadashi T. Funahashi, 2017 (sagepub.com) Higher Risk of Failure for Allografts

- Increased incidence of osteoarthritis of knee joint after ACL reconstruction with bone-patellar tendon-bone autografts than hamstring autografts: a meta-analysis of 1,443 patients at a minimum of 5 years - PubMed (nih.gov) Lower Risk of Arthritis

- Is Quadriceps Tendon a Better Graft Choice Than Patellar Tendon? A Prospective Randomized Study - Arthroscopy (arthroscopyjournal.org) A Better Graft

- ShortTerm_Recovery_After_Anterior_Cruciate_Ligament_Reconstruction_A_Prospective_Comparison_of_Three_Autografts Early Return to Daily Activities

- Quadriceps Tendon Graft for Anterior Cruciate Ligament Reconstruction: THE GRAFT OF THE FUTURE! - Arthroscopy (arthroscopyjournal.org) Graft of the Future

- MRI Signal Intensity of Quadriceps Tendon Autograft and Hamstring Tendon Autograft 1 Year After Anterior Cruciate Ligament Reconstruction in Adolescent Athletes - Alexandra H. Aitchison, David. Alcoloumbre, Douglas N. Mintz, Sofia Hidalgo Perea, Joseph T. Nguyen, Frank A. Cordasco, Daniel W. Green, 2021 (sagepub.com) Quad in Pediatrics

- https://www.bing.com/ck/a?!&&p=1e3b20f526980cb0170bdf6551c1d2ec47cc39b514a515ca18d978bd87066a65JmltdHM9MTY1NDIwMDI3MSZpZ3VpZD02YWUxZGRlZC1iNTIzLTQzZmQtODk5OS00YWM0NWEwNThhMmMmaW5zaWQ9NTE3NA&ptn=3&fclid=3700f838-e2af-11ec-bb71-d4cc3967a14e&u=a1aHR0cHM6Ly9oanJhZGlvbG9neS5vcmcvaW5kZXgucGhwL0hKUi9hcnRpY2xlL2Rvd25sb2FkLzQ2MS8zMDE&ntb=1 Quicker return to athletic Activities

- Quadriceps tendon has a lower re-rupture rate than hamstring tendon autograft for anterior cruciate ligament reconstruction – A meta-analysis - Journal of ISAKOS (jisakos.com) Lower Risk of Failure